COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

File Number: 82.2994


03024262

6 June 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released to the Australian Stock Exchange yesterday.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUL 1 1 2003
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Coca-Cola Amatil

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

5 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

CCA UPDATES MARKET ON ITS OFFER FOR NEVERFAIL

Sydney, 5 June 2003: Coca-Cola Amatil Limited ("CCA") today announced that it was extending the closing date of its offer for Neverfail Springwater Limited ("Neverfail") to Friday 20 June 2003 ("the Offer).

Mr Davis, CCA's Managing Director said, "CCA believes the Offer is very attractive in light of Neverfail's recent profit downgrade and reflects our commitment to only acquire Neverfail at a price which meets CCA's financial hurdles. In the event that the offer for Neverfail is not successful, CCA would examine alternative options for entry into the HOD category".

Mr Davis added "We are concerned that Neverfail shareholders be given the opportunity to make an informed decision on our Offer. In its announcement to the ASX on 2 May, Neverfail indicated that it would pursue all options, which may involve the active solicitation of rival bids. As this statement was released more than a month ago, in an effort to ensure that the market is fully informed, CCA believes Neverfail should clarify the status of these efforts."

CCA believes its $2.25 cash offer for each ordinary Neverfail share is very attractive because it represents a:

- premium of approximately 31% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day prior to CCA's announcement of its offer for Neverfail)
- multiple of approximately 20 times Neverfail's revised net profit after tax forecast for the year ending 30 June 2003 of $11.0m

CCA noted that it will not, in isolation, rely on Neverfail's recent profit downgrade to trigger the condition in section 5.4 (a)(v) of its Offer. CCA had expected that Neverfail's Independent Expert's Report would have provided some guidance on 2004 earnings given the recent downgrade to 2003 earnings. Neverfail have so far not provided any guidance to the market on 2004 earnings following the downgrade.

CCA also noted that the Neverfail Independent Expert, in its report, said that "given the inherent uncertainty about any long term projections and resultant discounted cash flow analysis coupled with the absence of detailed forecasts by Neverfail the discounted cash flow and sensitivity analysis should be treated with considerable caution". The Independent Expert also said in its report that in the absence of another bid the Neverfail share price was likely to " initially fall back towards pre bid levels, particularly in view of the shortfall in forecast 2002/03 earnings compared to market expectations."

CCA today approached ASIC and ASX to request Neverfail to clarify unsubstantiated press speculation and comments attributable to it, regarding the potential existence of counter bidders for Neverfail. Clarification will allow all shareholders, including CCA, to be properly informed about whether there is or is not an alternate bid.

Yours faithfully

D A Wylie
Company Secretary

ENDS

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries - Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia - employs 16,250 people and has access to 281 million consumers through 600,000 active customers.

For more information about Coca-Cola Amatil please visit CCA's website at www.ccamatil.com

For further information, please contact:

Peter Steel	+61 0419 290 767
Alec Wagstaff	+61 2 9259 6571


COCA-COLA
AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH., D.C. 155 SECTION

5 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited - Takeover Bid for Neverfail Springwater Limited

CCA has today served on Neverfail Springwater Limited a second supplementary bidder's statement in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited.

In accordance with Section 647(3)(b) of the Corporations Act 2001 and the Listing Rules, we attach a copy of the above supplementary bidder's statement.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


RECEIVED
JUN 30 2003
WASH. D.C.
SECTION


COCA-COLA CCA AMATIL

Second Supplementary Bidder's Statement relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Second Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 ("**Second Supplementary Bidder's Statement**").

It is the second Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 ("**CCA**") in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 ("**Neverfail**") contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the "**Original Bidder's Statement**") (as supplemented by a supplementary bidder's statement dated 8 May 2003 (the "**Supplementary Bidder's Statement**")). This Second Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statement.

1.2 Defined Terms

A number of defined terms are used in this Second Supplementary Bidder's Statement. Terms which are not defined in this Second Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statement).

2. ASX Announcement

Attached as Annexure A to this Second Supplementary Bidder's Statement is the text of an announcement by CCA to ASX dated 5 June 2003.

That announcement refers to Neverfail's profit downgrade and revised net profit after tax forecast which was announced to ASX by Neverfail on 26 May 2003, Neverfail's independent expert's report which was released to ASX in a supplementary target's statement by Neverfail

on 4 June 2003 and an announcement to ASX by Neverfail on 2 May 2003. Attached as Annexure B to this Second Supplementary Bidder's Statement are copies of those Neverfail announcements/releases.

Dated: 5 June 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

ANNEXURE A

CCA UPDATES MARKET ON ITS OFFER FOR NEVERFAIL

Sydney, 5 June 2003: Coca-Cola Amatil Limited ("CCA") today announced that it was extending the closing date of its offer for Neverfail Springwater Limited ("Neverfail") to Friday 20 June 2003 ("the Offer).

Mr Davis, CCA's Managing Director said, "CCA believes the Offer is very attractive in light of Neverfail's recent profit downgrade and reflects our commitment to only acquire Neverfail at a price which meets CCA's financial hurdles. In the event that the offer for Neverfail is not successful, CCA would examine alternative options for entry into the HOD category".

Mr Davis added "We are concerned that Neverfail shareholders be given the opportunity to make an informed decision on our Offer. In its announcement to the ASX on 2 May, Neverfail indicated that it would pursue all options, which may involve the active solicitation of rival bids. As this statement was released more than a month ago, in an effort to ensure that the market is fully informed, CCA believes Neverfail should clarify the status of these efforts."

CCA believes its $2.25 cash offer for each ordinary Neverfail share is very attractive because it represents a:

- premium of approximately 31% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day prior to CCA's announcement of its offer for Neverfail)
- multiple of approximately 20 times Neverfail's revised net profit after tax forecast for the year ending 30 June 2003 of $11.0m

CCA noted that it will not, in isolation, rely on Neverfail's recent profit downgrade to trigger the condition in section 5.4 (a)(v) of its Offer. CCA had expected that Neverfail's Independent Expert's Report would have provided some guidance on 2004 earnings given the recent downgrade to 2003 earnings. Neverfail have so far not provided any guidance to the market on 2004 earnings following the downgrade.

CCA also noted that the Neverfail Independent Expert, in its report, said that "given the inherent uncertainty about any long term projections and resultant discounted cash flow analysis coupled with the absence of detailed forecasts by Neverfail the discounted cash flow and sensitivity analysis should be treated with considerable caution". The Independent Expert also said in its report that in the absence of another bid the Neverfail share price was likely to " initially fall back towards pre bid levels, particularly in view of the shortfall in forecast 2002/03 earnings compared to market expectations."

CCA today approached ASIC and ASX to request Neverfail to clarify unsubstantiated press speculation and comments attributable to it, regarding the potential existence of counter bidders for Neverfail. Clarification will allow all shareholders, including CCA, to be properly informed about whether there is or is not an alternate bid.

Yours faithfully

D A Wylie

Company Secretary

ANNEXURE B



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

For release: 26 May 2003

NEVERFAIL SPRINGWATER LTD

TAKEOVER AND OPERATIONS UPDATE

Update on takeover offer by Coca-Cola Amatil Limited

- Australia's leading provider of home and office delivered spring water, Neverfail Springwater Limited ("**Neverfail**"), received an unsolicited takeover offer for 100% of shares in Neverfail from Coca-Cola Amatil Limited on 29 April 2003 ("**CCA Offer**").
- On 12 May 2003, the Chairman advised Neverfail shareholders that the Board's preliminary recommendation was to not accept the CCA Offer.
- The Neverfail Directors have confirmed their recommendation not to accept the CCA Offer in Neverfail's Target Statement, to be released today.
- The Directors have engaged Grant Samuel & Associates to prepare an independent expert's report as to whether the Offer is fair and reasonable.
- The independent expert's report will be despatched to Neverfail shareholders for their consideration well prior to 13 June 2003 (the closing date of the Offer, unless extended by CCA).
- The Directors will issue a further communication to Neverfail shareholders at the time of the despatch of the independent expert's report.
- The Board remains committed to pursuing its stated objective of maximizing shareholder value, which includes actively soliciting rival bids for Neverfail.
- Discussions with potential rival bidders may require making available information on Neverfail's year-to-date performance and full year forecasts, which are discussed below.

Operations Update

➢ Neverfail's 10 months trading results to 30 April 2003 (based on unaudited management accounts) and full year 2003 forecast is as follows:

	Full year to 30/6/02 (audited)	10 months to 30/4/03 (unaudited)	Full year forecast to 30/6/03 (unaudited)
Revenue ($m)	70.0	65.5	77.4
EBITDA ($m)	28.2	27.6	32.4
EBITDA Margin (%)	40%	42%	42%
NPBT ($m)	13.3	14.2	16.4
NPAT ($m)	9.5	9.6	11.0
EPS (cents)	10.2	n/a	11.6
Cooler Customers at period end ('000s)	106	n/a	113

➢ The full year 2003 forecast represents:

- year-on-year growth of 15% in EBITDA; 23% in NPBT; 16% in reported NPAT; and 14% in earnings per share.
- 7% growth in cooler customers (based on cooler numbers at period end).
- customer churn rate reduced to 25% (26% in FY02), implying an increased average customer life of 4.0 years.
- price per litre growth of 7%.

➢ The full year 2003 forecast is an update on previous NPAT guidance of $12.1m - $12.8m provided to the market on 26 February 2003.

➢ Assuming full year NPAT of $11.0m, the Directors intend to maintain a full year fully franked dividend of 8.8c per share.

➢ The Chairman of Neverfail, Geoff Tomlinson said: "Whilst it now appears that the previous guidance provided to the market in February 2003 will not be met, the full year forecast NPAT continues the excellent long-term growth and performance profile of Neverfail, and delivers a strong rise in both EBITDA and NPAT of approximately 15%. It would also represent the largest growth in earnings per share since Neverfail floated".

➢ A number of key factors have influenced the performance against the full year 2003 forecast. The Board believes that action already taken by management will ensure performance to forecast to June 2003, and that that these factors will not impact Neverfail's operational performance in FY04. These factors include:

- Total sales for the 10 month period ending April 2003 are 4% less than that forecast in the February 2003 advice to market, driven by:
  - business interruption attributable to the now completed change in distribution structure from company-employee to an owner-operated model

- customer service issues impacted by a "bottle odour" problem (now resolved)

- transitional issues and costs associated with the introduction of hand-held technology for delivery and invoicing systems

- transitional issues and costs associated with the relocation to a new, highly sophisticated bottling and distribution plant in NSW

- A dispute in relation to the treatment of Neverfail's Western Australian production line with a product supplied by a third party which resulted in:

  - damage in excess of 100,000 Neverfail bottles, significant interruption to the business and impairment of customer supply and service levels.

  - substantial direct costs to Neverfail this financial year that have adversely impacted full year NPAT.

  Neverfail has taken legal advice and is currently seeking appropriate compensation from the supplier. The Board has adopted a conservative view that any settlement of the compensation claim prior to the end of June 2003 is unlikely. As a result, Neverfail is including the full costs incurred in the FY03 forecast and has assumed no recovery against those costs in this financial year.

- The sale of property at Thornleigh, NSW, which will positively impact full year NPAT by approximately $0.6 million.

- Product development delays in Neverfail's HomeSpring cooler "start-up", resulting in slower than expected export take-up of the product, adversely impacting full year NPAT by approximately $0.4 million.

- The revised forecast does not include costs associated with the CCA Offer.

➢ The revised forecast follows the Board's normal review of monthly operating results to the period ending 30 April 2003. Review of operating results at the end of each of February and March, and a reforecast undertaken in March, indicated that the then full year forecast remained within the range previously advised to the market. April 2003 being below budget and adoption of the assumption that Neverfail will not receive any compensation for the additional substantial costs this financial year in respect of the major supplier dispute discussed above are the key drivers of the revised forecast.

➢ Neverfail has achieved an enviable growth profile over the last four years, since listing on the ASX in 1999, with compound annual growth rates of:

- 12.2% - net sales;
- 12.7% - EBITDA;
- 11.2% - NPAT; and
- 10.4% - Total cooler customers.

➢ The Director's believe that Neverfail will continue to perform well in FY04, building on the emerging benefits of structural changes made in FY03.

---------- ENDS ---------

For further information, call Chris Muldoon at Richmond Muldoon on 02 9437 9968 or 0411 157 914.

Neverfail®

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office **7th Floor, 20 Loftus Street, Sydney NSW 2000**
Telephone: (02) 9241 2651 **Facsimile: (02) 9235 3001**

FACSIMILE TRANSMISSION

Addressee	: Companies Announcement Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1900 999 279
Sender	: Ian Gordon
Date	: 4 June, 2003
Number of Pages (including cover sheet)	: 69

Message

Please find attached for release to the market First Supplementary Target's Statement by Neverfail Springwater Limited in relation to an offer by Coca-Cola Amatil Limited.

Transmission has failed in two attempts to eLodge this document.


Neverfail

First Supplementary Target's Statement

(Including the Independent Expert's Report)

by

Neverfail Springwater Limited

(ABN 43 00[illegible] 559 [illegible])

in relation to an offer by

Coca-Cola Amatil Limited

(ABN 26 004 139 397)

DO NOT ACCEPT

Legal Adviser
MALLESONS STEPHEN JAQUES

Financial Adviser
CARNEGIE, WYLIE & COMPANY

This is an important document and requires your immediate attention

If you are in any doubt as to its contents, please contact your professional adviser

Key dates

Date of CCA Offer	13 May 2003
Date of Target's Statement	26 May 2003
Date of First Supplementary Target's Statement	4 June 2003
Close of Offer Period (unless extended)	13 June 2003

Important notices

This document is a supplementary statement to the Target's Statement dated 26 May 2003 (**"Original Statement"**) by Neverfail Springwater Limited which was lodged with ASIC on 26 May 2003 in response to the takeover offer by Coca-Cola Amatil Limited for all of the shares in Neverfail which it does not already own.

This First Supplementary Target's Statement is to be read together with the Orginal Statement.

Unless the context requires otherwise, defined terms in the Original Statement have the same meaning in this First Supplementary Target's Statement.

Neverfail Shareholder information

Neverfail has established a shareholder information line which Neverfail Shareholders may call if they have any queries in relation to the CCA Offer. The telephone number for the shareholder information line is 1800 656 743 which is available Monday to Friday between 9.00am and 5.00pm (EST).

Neverfail notifies shareholders that, as required by the Corporations Act, calls to the above information line will be tape recorded.

Further information relating to the CCA Offer can be obtained from Neverfail's website at www.neverfail.com.au.

No account of personal circumstances

This First Supplementary Target's Statement does not take into account the individual investment objectives, financial situation and particular needs of each Neverfail Shareholder. You may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the CCA Offer for your Shares.

Disclaimer regarding forward looking statements

This First Supplementary Target's Statement contains forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the bottled water industry as well as general economic conditions and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. None of Neverfail, any of its officers, or any person named in this First Supplementary Target's Statement with their consent or any person involved in the preparation of this First Supplementary Target's Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

The forward looking statements in this First Supplementary Target's Statement reflect views held only as at the date of this First Supplementary Target's Statement.

ASIC and ASX disclaimer

A copy of this First Supplementary Target's Statement has been lodged with ASIC and sent to ASX. None of ASIC, ASX or any of their respective officers takes any responsibility for the content of this First Supplementary Target's Statement.

Neverfail

Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

4 June 2003

Dear Neverfail Shareholder

You should have recently received a Target's Statement from Neverfail in response to the offer by Coca-Cola Amatil Limited to acquire your shares in Neverfail.

This First Supplementary Target's Statement sets out the updated recommendation of the Directors of Neverfail in relation to the CCA Offer following the release of the Independent Expert's Report prepared by Grant Samuel & Associates Pty Limited.

Recommendation

The Directors recommend that you **do not accept the CCA Offer of $2.25 per Neverfail share.**

Reasons for the Directors' recommendation

The key reasons for the Directors' recommendation to not accept the CCA Offer are set out in the Target's Statement sent to you by Neverfail, which you should read in full.

The Directors note that the Independent Expert has concluded that the CCA Offer for Neverfail is neither fair nor reasonable to Neverfail shareholders, and that the Independent Expert has determined a valuation range for Neverfail shares of $2.49 - $2.80. This range was derived by reference to capitalised earnings and a discounted cash flow (DCF) analysis. The Independent Expert considers that the multiples of earnings implied by this valuation range of 9.0-9.9 times normalised EBITDA are reasonable when compared with implied multiples in recent acquisitions in the industry as well as relevant trading multiples, having regard to the differences in circumstances. The Independent Expert's DCF analysis gives a "base case" net present value of $2.69 per Neverfail share.

This valuation range takes into account the revision to forecast FY03 profit announced by Neverfail on 26 May 2003, and does not assume any synergies for CCA other than the elimination of listed company costs.

On this basis, the Directors have reaffirmed their recommendation to Neverfail shareholders to not accept the CCA Offer.

Enquiries

If you have enquiries in relation to this document or your shareholding in Neverfail, please do not hesitate to call the Neverfail shareholder information line on 1800 656 743, Monday to Friday between 9.00am and 5.00pm (EST).

We will update Neverfail shareholders with any material developments in relation to the CCA Offer.

Yours sincerely

Geoff Tomlinson
Chairman
Neverfail Springwater Limited



1 FIRST SUPPLEMENTARY TARGET'S STATEMENT

1.1 Purpose of the First Supplementary Target's Statement

This First Supplementary Target's Statement provides information to Neverfail Shareholders in connection with the release of the Independent Expert's Report prepared by Grant Samuel & Associates Pty Limited as to whether the CCA Offer is fair and reasonable.

1.2 Findings of the Independent Expert

The Independent Expert has ascribed a value range of $2.49 - $2.80 to each Share. This range was derived by reference to capitalised earnings and a discounted cash flow (DCF) analysis. The Independent Expert considers that the multiples of earnings implied by this valuation range of 9.0-9.9 times normalised EBITDA are reasonable when compared with implied multiples in recent acquisitions in the industry as well as relevant trading multiples, having regard to the differences in circumstances. The Independent Expert's DCF analysis gives a "base case" net present value of $2.69 per Share.

In the opinion of the Independent Expert, the CCA Offer is **neither fair nor reasonable**.

Neverfail Shareholders should read the Independent Expert's Report set out in Annexure A of this First Supplementary Target's Statement in full.

1.3 Directors' recommendation

The Directors continue to recommend that you do not accept the CCA Offer.

1.4 Reasons for the Directors' Recommendation

The key reasons for the Directors' recommendation to not accept the CCA Offer are set out in the Target's Statement sent to you by Neverfail, which you should read in full.

The Directors have had regard to the Independent Expert's Report in assessing the CCA Offer in this First Supplementary Target's Statement, and continue to recommend that you do not accept the CCA Offer.

2 Additional Information

2.1 Consents

Mallesons Stephen Jaques has given and not, before the date of this Supplementary Target's Statement, withdrawn its consent to being named in this Supplementary Target's Statement as legal adviser to Neverfail in the form and context in which it is named.

Carnegie Wylie & Company Pty Ltd has given and not, before the date of this Supplementary Target's Statement, withdrawn its consent to being named in this Supplementary Target's Statement as financial adviser to Neverfail in the form and context in which it is named.

Grant Samuel & Associates Pty Limited has given and not, before the date of this Supplementary Target's Statement, withdrawn its consent to being named in this



Supplementary Target's Statement as the Independent Expert in the form and context in which it is named and to the inclusion of the Independent Expert's Report and statements based on statements made in the Independent Expert's Report in this Supplementary Target's Statement in the form and context in which they are included.

2.2 *Date of First Supplementary Target's Statement*

This Supplementary Target's Statement is dated 4 June 2003, which is the date on which it was lodged with ASIC.

Signed pursuant to a resolution passed by the directors of Neverfail Springwater Limited on 3 June 2003.

Director

ANNEXURE A - INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

2 June 2003

The Directors
Neverfail Springwater Limited
Level 7, Building 2
423 Pennant Hills Road
PENNANT HILLS NSW 2120

Dear Sirs

Takeover Offer by Coca-Cola Amatil Limited

1 Introduction

On 29 April 2003, Coca-Cola Amatil Limited ("CCA") announced its intention to make an off-market takeover offer for all the ordinary shares in Neverfail Springwater Limited ("Neverfail") that it does not already own at a price of $2.25 cash per share ("the CCA Offer"). CCA acquired a stake of approximately 15% in Neverfail immediately prior to announcing the offer.

The CCA Offer is subject to a number of conditions which are set out in full in the Bidder's Statement by CCA. The key conditions are:

- approval of the acquisition under the Foreign Acquisitions and Takeovers Act; and
- CCA and its associates obtaining a relevant interest in at least 90% of the number of Neverfail ordinary shares on issue.

CCA is the largest bottler of non alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia. While its primary products are the carbonated soft drink brands of The Coca-Cola Company, CCA is also a major participant in the bottled water industry in Australia. Operating under several brands including *Mount Franklin, Deep Spring* and *pump*, it primarily sells packaged bottled water (containers of less than 3 litres) through retail channels. CCA has no operations in the home office and delivered ("HOD") segment of the water industry. CCA is listed on the Australian Stock Exchange ("ASX") and has a market capitalisation of approximately $3.9 billion.

There is no regulatory requirement for Neverfail to commission an independent expert's report in relation to the CCA Offer. However, the directors of Neverfail have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report in relation to the CCA Offer as if a report was required pursuant to Section 640 of the Corporations Act. This report is to set out whether, in Grant Samuel's opinion, the CCA Offer is fair and reasonable. Grant Samuel is independent of Neverfail and has no other involvement with, or interest in the outcome of, the CCA Offer. A copy of the report is to be despatched to shareholders prior to the closing of the CCA Offer.

2 Summary of Opinion

In Grant Samuel's opinion, the CCA Offer is not fair or reasonable. Grant Samuel estimates that the value of Neverfail is in the range $2.49-2.80 per share. This estimate represents the full underlying value of Neverfail's business operations and includes a premium for control. It reflects the current and potential performance of Neverfail and takes into account the expected growth in its operations and the strategic attractions of Neverfail to CCA and other participants in the bottled water industry. The CCA Offer is $2.25 cash per share. Accordingly, Grant Samuel has concluded that the CCA Offer is not fair. The CCA Offer is also not reasonable. There are no other factors which suggest that it would be in shareholders' interests to accept an offer that is not fair.

3 Key Conclusions

- **Grant Samuel has valued Neverfail in the range $2.49 to $2.80 per share. Accordingly, the CCA Offer is not fair.**

Grant Samuel estimates that the value of Neverfail is in the range $2.49-2.80 per share. The valuation is summarised below:

Neverfail – Valuation Summary ($ millions)	Value Range	
	Low	High
Operating business	300.0	330.0
Net borrowings as at 30 April 2003	(65.4)	(65.4)
Other assets / (liabilities)	12.9	13.4
Net asset value	**247.4**	**277.9**
Fully diluted shares on issue (million)[1]	99.2	99.2
Value per share	**$2.49**	**$2.80**

The value of Neverfail has been assessed by estimating the market value of Neverfail's business operations and other assets and deducting external borrowings and non trading liabilities as at 30 April 2003. Neverfail's operating business has been valued at $300-$330 million by reference to capitalised earnings (primarily the revised forecast to 30 June 2003) and a discounted cash flow analysis. The valuation is appropriate for the acquisition of Neverfail as a whole and includes a premium for control. The value does not include synergy benefits unique to CCA. The value exceeds the price at which Grant Samuel would expect shares in Neverfail to trade on the ASX in the absence of a takeover offer or similar transaction.

The CCA Offer is $2.25 per share. Accordingly, the CCA Offer is not fair.

- **The focus on the shortfall in the forecast results to 30 June 2003 has obscured the underlying strength and performance of the business.**

Neverfail released revised forecasts for the year ending 30 June 2003 on 26 May 2003. The net profit of $11 million was well below analysts' forecasts of $12 million or more. There was considerable negative reaction to this shortfall in both analyst and media commentary. The share price fell to below $2.35.

The reaction is understandable and, in part, is probably attributable to excessive optimism at the half year coupled with problems in the second half from poor implementation of certain changes in the business. Clearly, Neverfail is perceived not to have delivered on promised growth and there is now a need to restore credibility with investors. However, focus on this aspect tends to obscure the fact that:

1 Assumes all in the money options are converted to ordinary shares.

- the forecast performance for the year (admittedly with a relatively poor second half) shows strong growth with EBITDA[2] and EBITA[3] up 15% and earnings per share (before amortisation) up 12%. Net profit before tax (and amortisation) is forecast to grow by 21.5%;
- the EBITDA result for the year of $32.4 million is only $1.3 million, or 4%, below the median of analysts' forecasts;
- the Neverfail business shows remarkably consistent performance in areas such as:
  - new customer signings;
  - revenue and expense patterns; and
  - earnings margins (as a proportion of sales and per customer);
- operating cash flow and net cash flow generation is improving, with capital expenditure down from the peaks of 2001 and 2002 to sustainable levels around $10 million per annum;
- the problems that afflicted the second half have now been largely resolved; and
- the attractive growth dynamics for the bottled water industry remain in place.

- **The multiples of earnings implied by the valuation reflect Neverfail's growth potential and strategic position in the bottled water industry.**

The valuation of Neverfail's business operations implies the following multiples:

Neverfail – Implied Multiples	Low	High
Multiple of EBITDA		
Reported historical (year ended 30 June 2002)	10.6	11.7
Forecast (year ending 30 June 2003)	9.3	10.2
Normalised adjusted forecast (year ending 30 June 2003)	9.0	9.9
Multiple of EBITA		
Reported historical (year ended 30 June 2002)	14.4	15.9
Forecast (year ending 30 June 2003)	12.5	13.8
Normalised adjusted forecast (year ending 30 June 2003)	12.0	13.2
Multiple of net profit after tax (earnings per share) before amortisation		
Reported historical (year ended 30 June 2002)	20.8	23.3
Forecast (year ended 30 June 2003)	18.6	20.9
Normalised adjusted forecast (year ending 30 June 2003)	17.6	19.7
Multiple of net tangible assets (at 30 April 2003)		
Ungeared	5.2	5.7
Multiple of Sales		
Historical	4.3	4.7
Forecast	3.9	4.3
Value per cooler (as at 30 June 2003)	**$2,639**	**$2,902**

[2] Earnings before net interest, tax, depreciation and amortisation.

[3] Earnings before net interest, tax and amortisation of goodwill.

The normalised forecast EBITDA and EBITA for the year ending 30 June 2003 are based on Neverfail's revised forecast, adjusted to exclude the following items:

- public listed company costs (directors' fees, share registry etc.); and
- various one-off items that affected the year to 30 June 2003 (net cost of the change in distribution systems, bottle cracking problems in Western Australia, profit on sale of surplus property etc.).

Grant Samuel considers this measure of earnings to be the most relevant in terms of assessing the value of 100% of the Neverfail business. These multiples were assessed having regard to:

- the growth prospects of the Neverfail business. Bottled water sales volumes have been growing in both Australia and globally at rates of more than 10% per annum and appear likely to continue to do so for some time yet. The HOD segment in Australia has shown similar, albeit slightly lower, growth to the total bottled water category and reasonably strong levels of growth are expected to continue for some years. Penetration levels for HOD in Australia are well below other countries such as the United States and the residential sector in particular is in the early stages of development. Neverfail has other areas of growth potential such as the "retail" packaged water segment (up to, say, 3 litres) and overseas sales of its innovative *Homespring* cooler unit designed for residential customers.

  The multiples of 9.0-9.9 times normalised EBITDA and 12.0 to 13.2 times normalised EBITA are considered reasonable for a business with the growth potential of Neverfail;

- the robustness of the business and the benefits of its clear leadership in the HOD segment. There are significant barriers to entry (primarily distribution economics) which mean new entrants face a long development period before strong cash flows emerge. Neverfail has a share of approximately 65% of the HOD water segment in Australia and a nationwide operation. This share underpins the efficiencies of its distribution operation (route density) and means that it enjoys a strong competitive advantage in terms of operating costs;
- the strategic attraction of the business to a range of potential acquirers. It represents the only opportunity to acquire leadership of the Australian HOD water market segment. There is no comparable target in Australia. For some acquirers there may also be other opportunities to leverage the brand;
- the multiples implied by recent acquisitions in the HOD water business particularly in Europe and the United States. There has been substantial merger and acquisition activity in the sector although data on value parameters is relatively limited. The transactions for which data is available show historical EBITDA multiples generally in the range 10-15 times but sometimes much higher and historical revenue multiples of up to 4.7 times. At the same time, it needs to be recognised that:
  - Australia is geographically isolated, relatively small and has moderate growth expectations in the HOD segment compared to some other markets such as Europe or developing countries in Asia;
  - many of the other transactions offered the acquirers important strategic benefits or synergies such as:
    - integration with existing businesses;
    - meaningful steps towards completion of national or pan European platforms;
    - entry into an important market with high growth potential (which includes much of Western Europe); and
    - significant strengthening of market position in the United States, the world's largest bottled water market; and

- several were relatively early stage businesses with low profit margins but had scope for substantial improvement.

In contrast, Neverfail is a well established business that already enjoys high market share, high margins and healthy cash flows. It does not offer the same level of upside potential or synergy benefits.

These factors suggest that the multiples appropriate for Neverfail are lower than the international comparables. In Grant Samuel's opinion, the lower implied EBITDA multiples of 9.0 to 9.9 for Neverfail adequately reflect these differences;

- the multiples applying to other listed service companies and smaller companies of similar size in general that are listed on the ASX. While the implied multiples for Neverfail are comparatively higher they are not unreasonable in the context of a change in control event (ie. including a premium for control); and
- the level of free cash flow. With the growth in EBITDA and reduction in capital expenditure, free cash flow from operations is now approaching $20 million (before tax) per annum and represents an increasing proportion of EBITDA.

- **A discounted cash flow analysis gives a "base case" net present value for Neverfail of $2.69 per share.**

Grant Samuel has prepared a discounted cash flow analysis based on projecting ungeared after tax nominal cash flows of Neverfail from 1 July 2003 to 30 June 2013 ("the 10 Year Model"). The cash flows were discounted using a weighted average cost of capital of 10%. The analysis utilises a "base case" which reflects the following assumptions:

- gross new signings of 35,000 in 2003/04 growing at 4% per annum for five years, reducing to 2% thereafter (but with higher growth in the *Homespring* residential component). Coupled with a reduction in the churn rate, the overall effect is a net growth in customers of 5-6% per annum until 2011 and slightly under 5% thereafter;
- water consumption per customer is constant and bottle prices grow at the rate of inflation (2.5%). Cooler rentals remain constant in nominal terms; and
- operating costs are based on a variety of relationships:
  - distribution costs are based on the new per bottle distribution arrangements; and
  - overhead costs grow at the rate of inflation plus a growth factor that is a proportion of the increase in customer numbers.

The cash flows were projected for the 10 year period to 30 June 2013 at which point a terminal value was calculated based on a perpetual growth rate of 3.5% (equivalent to an EBITDA multiple of 7.5 times). On the basis of these assumptions, the net present value of Neverfail's business operations is $319.7 million which results in a value per share of $2.69.

The following table sets out a sensitivity analysis:

Neverfail – Sensitivity Analysis				
	Change in Valuation Parameter	Net Present Value	Change in Net Present Value	
		$ millions	$ millions	%
Net present value based on operating assumptions in the model		319.7		
Variations to the assumptions:				
Discount rate	11.0%	277.0	(42.7)	-13.4
	9.0%	378.1	58.4	+18.3
Perpetual growth rate	2.5%	294.6	(25.1)	-7.9
	4.5%	353.9	34.2	+10.7
Capital expenditure	10% lower each year	333.6	13.9	+4.3
	10% higher each year	305.8	(13.9)	-4.3
Gross signing of new cooler customers	5,000 customers lower in 2003/04	302.5	(17.2)	-5.4
	5,000 customers higher in 2003/04	348.9	29.2	+9.1
Annual cooler customer churn	1% higher each year	309.4	(10.3)	-3.2
	1% lower each year	330.5	10.8	+3.4

The scenarios analysed are arbitrary but reflect concerns that potential buyers of the business would have. The scenarios analysed do not, and do not purport to, represent possible best and worst case scenarios that Neverfail could face. They are simply theoretical indicators of the sensitivities of the 10 Year Model.

- **The CCA Offer is not reasonable.**

  In some takeovers, there are circumstances which suggest that, while an offer is not fair, it is nevertheless reasonable and should be accepted by shareholders. In Grant Samuel's view, there are no such circumstances in this case:

  - there is a realistic prospect that a higher offer will be made to Neverfail shareholders, either by CCA or by an alternative bidder. Given the relatively low premium implied by the CCA Offer, the strategic value for CCA and the level of synergies likely to be available to CCA it is not unreasonable to expect that CCA would be prepared to increase its offer price to secure control of Neverfail if it receives minimal acceptances of its current offer.

  - Neverfail should also be attractive to others, particularly major participants in the international bottled water industry notwithstanding the limitations of the Australian market. Neverfail represents a once only opportunity to acquire leadership in the Australian HOD water industry. If CCA is successful, it is unlikely that any similar or repeat opportunity will arise for a considerable period. The limited timeframe and CCA's existing 15% shareholding in Neverfail are issues but should not be an impediment to a counter bidder convinced of the strategic importance of acquiring the Neverfail business. In this context, it will be in shareholders' interests to ensure alternative offerors have the maximum time to take action;

  - the offer price of $2.25 represents a premium to the Neverfail share price immediately prior to the announcement of the CCA Offer ($1.85) of 22%. A takeover premium at this level is at the low end of the premiums typically paid in successful takeover offers. The opening offer in a hostile takeover bid seldom represents the offeror's view of the full value; and

  - at the date of this report shareholders could realise superior value by selling on market rather than accepting the CCA Offer. Neverfail shares have traded above $2.25 since the announcement of the CCA Offer.

Accordingly, in Grant Samuel's opinion the CCA Offer is not reasonable. At the same time, it needs to be recognised that rejection of the CCA Offer carries risks. It appears that trading in Neverfail shares subsequent to the announcement of the CCA Offer reflects an expectation that the offer price

will be increased or that a counter bidder will come forward. If the CCA Offer lapses and no counter bidder emerges it is likely that the Neverfail share price would initially fall back towards pre bid levels, particularly in view of the shortfall in forecast 2002/03 earnings compared to market expectations.

On the other hand, Neverfail shares traded at prices above $2.25 as recently as December 2002. While equity markets are now weaker and there may be lower growth expectations for Neverfail (particularly after the 2002/2003 revised forecast), it is not unrealistic to expect that, if the current short term growth expectations are met, Neverfail shares could trade at prices near to the CCA Offer in the foreseeable future. The Neverfail share price has been adversely impacted by limited liquidity which may not occur in more positive circumstances. Moreover, the share price may be supported by a market perception that CCA and others are interested in securing full control of Neverfail.

However, there can be no assurance that the share price would achieve these levels. Shareholders will be exposed to the future performance of Neverfail and the risk that it does not achieve its growth objectives. Shareholders will also be exposed to the vagaries of future equity market conditions.

- **CCA can achieve substantial synergies from acquiring Neverfail.**

  CCA is expected to be able to realise substantial synergies in acquiring Neverfail including:

  - elimination of public listed company costs;
  - reduction of senior management positions and other corporate administration costs;
  - elimination of duplicated functions (eg. call centre management);
  - the potential to utilise the Neverfail brand in the retail channel for packaged bottled water (up to 3 litres) using CCA's existing distribution network;
  - utilisation of Neverfail's production capacity for CCA's existing water products;
  - utilisation of Neverfail's distribution network to sell CCA products; and
  - cost savings through accessing CCA's scale in procurement, manufacturing, logistics and information technology.

  CCA has not released any estimates of the benefits from the acquisition of Neverfail and their achievability is not certain. A detailed review will be undertaken by CCA following acquisition. Neverfail has estimated the benefits to be in the range $5-10 million per annum but they may be higher or lower.

  It would appear that little of these synergy benefits are reflected in the offer price of $2.25. Moreover, Grant Samuel's valuation excludes any consideration of synergy benefits (except for savings in public listed company costs which are available to all acquirers). If the anticipated synergies exist, the value of Neverfail to CCA is materially higher than Grant Samuel's valuation of $2.49 to $2.80 per share.

  On the other hand, the majority of the synergies are unique to CCA as the most likely interested parties do not generally have existing bottled water operations in Australia. Most would only save the public listed company costs although there would be strategic benefits such as enhancement of global platforms (for some acquirers). The benefits to CCA are therefore arguably greater than they are to any other potential acquirer.

  The extent to which CCA deems it necessary to "pay away" (ie. pay Neverfail shareholders) for these unique benefits is essentially a question as to the relative bargaining position between CCA and Neverfail shareholders and whether or not any alternative offer arises. In the absence of a counter bidder, shareholders' only leverage is to not accept the offer (recognising that this involves risks).

4 Other Matters

The acceptance or rejection of the CCA Offer is a matter for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the CCA Offer should consult their own professional adviser.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Neverfail Springwater Limited



Independent Expert's Report in relation to the Offer by

Coca-Cola Amatil Limited

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

June 2003

GRANT SAMUEL

■ ■ ■

Table of Contents

1 Details of the Offer

On 29 April 2003, Coca-Cola Amatil Limited ("CCA") announced its intention to make an off-market takeover offer for all the ordinary shares in Neverfail Springwater Limited ("Neverfail") that it does not already own at a price of $2.25 cash per share ("the CCA Offer"). CCA acquired a stake of approximately 15% in Neverfail immediately prior to announcing the CCA Offer.

The CCA Offer is subject to a number of conditions, which are set out in full in the Bidder's Statement by CCA. In summary, they are:

- approval of the acquisition under the Foreign Acquisitions and Takeovers Act;
- CCA and its associates obtaining a relevant interest in at least 90% of the number of Neverfail ordinary shares on issue;
- no orders being made by, or applications made to, a public authority which restrain or prohibit, or otherwise materially adversely impact upon the CCA Offer or the completion of any transaction contemplated by the CCA Offer;
- no prescribed occurrence in section 652C of the Corporations Act occurring in relation to Neverfail; and
- no event, change or condition having occurred, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail group.

CCA is the largest bottler of non alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia. CCA is listed on the Australian Stock Exchange ("ASX") and has a market capitalisation of approximately $3.9 billion. The largest shareholder in CCA is The Coca-Cola Company which has a 35% shareholding.

The primary business of CCA is the manufacture and sale of carbonated soft drinks (under brands such as Coca-Cola, Fanta, Sprite, Lift, etc.). CCA is the franchisee bottler of The Coca-Cola Company (which owns the brands) in each of the countries where it operates.

In Australia, CCA is also a major producer of packaged bottled water with various brands including *Mount Franklin, Deep Spring* and *pump* (some of which are owned by CCA directly). CCA generally markets water in containers up to 3 litres and sells through a variety of retail channels including supermarkets, convenience stores, petrol stations and outlets such as bars, restaurants and clubs.

2 Scope of the Report

2.1 Purpose of the Report

There is no regulatory requirement for Neverfail to commission an independent expert's report in relation to the CCA Offer. However, the directors of Neverfail have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report in relation to the CCA Offer as if a report was required pursuant to Section 640 of the Corporations Act. This report is to set out whether, in Grant Samuel's opinion, the CCA Offer is fair and reasonable. Grant Samuel is independent of Neverfail and has no other involvement with, or interest in the outcome of, the CCA Offer. A copy of the report is to be despatched to shareholders prior to the closing of the CCA Offer.

This report has been prepared to assist the directors of Neverfail in advising shareholders in relation to the CCA Offer. The report should not be used for any other purpose. In particular, it is not intended that this report should be used for any other purpose other than as an expression of Grant Samuel's opinion as to whether the CCA Offer is fair and reasonable.

2.2 Basis of the Assessment

The term "fair and reasonable" has no legal definition although over time a commonly accepted meaning has evolved. In the context of a takeover, an offer is considered to be fair and reasonable if the price fully reflects the value of a company's underlying businesses and assets.

Policy Statement 75 issued by the Australian Securities Commission, the predecessor to the Australian Securities & Investments Commission ("ASIC"), attempts to provide a precise definition of fair and reasonable. The Policy Statement continues earlier regulatory guidelines which create a distinction between "fair" and "reasonable". Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities which are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offeror is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:

- the offeror's existing shareholding;
- other significant shareholdings;
- the probability of an alternative offer; and
- the liquidity of the market for the target company's shares.

A takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair".

For the purpose of this report, Grant Samuel has treated "fair" and "reasonable" as separate concepts in accordance with Policy Statement 75. Fairness is a more demanding criteria. A "fair" offer will always be "reasonable" but a "reasonable" offer will not necessarily be "fair".

A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Grant Samuel has determined whether the CCA Offer is fair by comparing the underlying value of Neverfail with the offer price. In considering whether the CCA Offer is reasonable, the factors that have been considered include:

- the estimated value of Neverfail relative to the offer price;
- the existing shareholding structure of Neverfail;
- the likelihood of an alternative offer or alternative transactions which could realise fair value;
- the likely market price and liquidity of Neverfail shares in the absence of the CCA Offer; and
- any disadvantages for Neverfail shareholders of accepting the CCA Offer.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Bidder's Statement relating to the CCA Offer issued by CCA;
- the Target's Statement dated 26 May 2003 issued by Neverfail;
- Neverfail's prospectus dated 21 May 1999 relating to its initial public offering;
- annual reports of Neverfail for the four years ended 30 June 2002;
- the half yearly report for Neverfail for the six months ended 31 December 2002;
- corporate brochures and other publicly available information on the business operations of Neverfail including information available on Neverfail's website;
- press releases, public announcements, media and analyst presentation material and other public filings by both Neverfail and CCA;
- industry data and reports for the bottled water industry;
- recent press articles on Neverfail and its competitors;
- recent brokers reports on Neverfail and CCA and comparable publicly listed companies from a variety of stockbroking firms and investment banks; and
- other information on the bottled water industry and the broader non alcoholic beverages industry and publicly listed companies with operations broadly comparable to Neverfail including annual reports, interim financial results, websites, broker analyst reports, press reports, industry studies and information regarding the prospective financial performance of companies in Australia and overseas.

Non Public Information provided by Neverfail

- management accounts and monthly management reports for periods up to 30 April 2003;
- board papers up to May 2003;
- Neverfail's latest forecast results to 30 June 2003 (based on actual results for the 10 months to 30 April 2003 and forecasts for May and June 2003) and supporting report on factual findings by the auditors; and

- other confidential documents, presentations and working papers provided by Neverfail.

Grant Samuel held discussions with senior management and directors of Neverfail and its financial adviser.

2.4 *Limitations and Reliance on Information*

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Neverfail and its adviser. Grant Samuel has considered and relied upon this information. Neverfail has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review for the purposes of forming an opinion as to whether the CCA Offer is fair and reasonable. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Due diligence is beyond the scope of an independent expert particularly in the time frame available for the preparation of an expert's report. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review rather than a detailed audit or investigation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Neverfail. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

The information provided to Grant Samuel included budgets, forecasts and projections for Neverfail prepared by management of Neverfail, in particular the latest forecast for the year ending 30 June 2003. Neverfail is responsible for the forecasts. Grant Samuel has used and relied on these forecasts for the purposes of its analysis. Grant Samuel has assumed that these forecasts were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that these forecasts do not reflect any material bias, either positive or negative and has no reason to believe otherwise. The major assumptions underlying these forecasts were reviewed by Grant Samuel in the context of current economic, financial and other conditions. The achievability of these forecasts is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of Neverfail or its management. Actual results may be significantly more or less favourable.

As part of its valuation analysis, Grant Samuel prepared a discounted cash flow analysis based on a financial model ("the 10 Year Model"). Grant Samuel has reviewed the sensitivity of the

discounted cash flow analysis to changes in key variables. The sensitivity analysis isolates a limited number of assumptions which are inputs to the 10 Year Model and shows the impact of the expressed variations to those assumptions. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

- changes to assumptions other than those considered in the sensitivity analysis;
- greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and
- combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Target's Statement sent by Neverfail to its shareholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties or business interests or issues relating to compliance with applicable laws, regulations and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of Neverfail

3.1 Background

Neverfail was established as a family business in 1987 in New South Wales to develop a direct delivery bulk bottled water and cooler rental business. Neverfail was modelled on an established similar business model in the United States which is referred to as the home and office delivered ("HOD") water business. The initial target was commercial businesses that might wish to provide a supply of fresh spring water to employees. Queensland operations started in 1988 and there was an expansion into Victoria in 1989. Neverfail's initial strategy was to develop a leading position in the major eastern seaboard cities of Sydney, Melbourne and Brisbane and focus on the profitable CBD commercial zones in these cities. It has continued to build the business through both organic growth and acquisition.

The *Aqua Vital* brand was acquired in January 1996 from AV Holdings Limited. Aqua Vital was involved in the delivery of bulk bottled spring water to commercial and residential customers in Western Australia, South Australia, Queensland and New South Wales. The acquisition provided Neverfail with a leading market position in the bulk bottled water industry in Perth, Adelaide and Townsville as well as a minor position in the retail packaged water industry in Queensland and Western Australia.

In mid 1999, Neverfail undertook an initial public offering ("IPO") and raised approximately $113 million (before costs) of which $62.5 million was new capital. The company was listed on the ASX on 1 July 1999 with an initial market capitalisation (based on the retail offer price of $2.00 per share) of $185 million. The primary purpose of the IPO was to raise capital to repay debt, which would provide Neverfail with more financial flexibility to capitalise on growth prospects (including growth through acquisition). The company's strategy was to build on its national platform to become the leading participant in each geographic location and the only national operator.

Neverfail acquired the water cooler business (including some companies) from the Piccadilly group of companies ("Piccadilly") in February 2000 for $15.8 million. Piccadilly was the leading producer of bottled water in South Australia. This business absorbed Neverfail's existing operations in South Australia. Eight months later, Neverfail acquired the water cooler business of Saluté Australasia Pty Limited ("Saluté") for $11.7 million. Saluté was a small bottled water business in Western Australia. Neverfail also acquired two other small water cooler businesses, the Aquelle business ($0.7 million) and the Cottonwood Valley business ($0.9 million) in August 2001.

Today, Neverfail is the clear market leader with a 65% share of the HOD water business and has operations throughout mainland Australia (except in the Northern Territory).

3.2 The Bottled Water Industry

3.2.1 Industry Structure

Neverfail operates primarily in the bottled water category of the non alcoholic beverage market. Other categories within the non alcoholic beverage market include the soft drink, fruit juice, milk, tea and coffee categories. The bottled water category is in turn divided into two segments:

- the bulk water segment; and
- the retail packaged water segment.

Neverfail participates predominately in the first of these segments. The HOD component of the bulk water segment normally involves large (10 to 20 litres) recyclable containers delivered direct to customers' premises who often rent a water cooler from the supplier to serve as the water dispenser and chiller. The retail packaged water segment sells water in containers ranging from 350ml to 10 litres in capacity (but generally less than 2 litres) and is normally distributed through retail outlets such as grocery stores and supermarkets and

through direct delivery to service stations, restaurants, bars and night clubs. Neverfail has very limited participation in the retail packaged water segment.

3.2.2 Growth

Bottled water is the fastest growing category of the non alcoholic beverages market in Australia and internationally. The United States, the world's largest bottled water market, has been growing at close to 10% per annum for the last decade and per capita consumption has doubled over this period. The following table shows average annual growth rates in the total bottled water industry over the last five years for the 10 largest countries ranked by size:

Leading Countries Consumption Growth 1997-2002	
Country (In total volume order)	**% Growth per Annum (Volume)**
United States	9.7
Mexico	7.1
China	29.2
Italy	5.1
Brazil	19.6
Germany	1.8
France	0.8
Indonesia	22.1
Thailand	6.3
Spain	3.9
Top 10	**9.7**
Others	12.3
All countries	**10.3**

Source: Beverage Marketing Corporation (Bottled Water Reporter April/May 2003)

The table shows below average growth in developed European countries and very high growth in developing countries such as China and Indonesia. At the same time, these mature European markets have very high levels of consumption per capita (including a high component of mineral water consumption).

In Australia, bottled water consumption has grown by more than 12% per annum over the last five years, a higher rate than the United States or major European countries. However, the Australian market is relatively undeveloped compared to Europe (which has a long established mineral water business) or the United States and per capita consumption remains low by comparison with these countries.

While retail packaged water has grown particularly strongly, the HOD sector has also enjoyed significant growth over the past five years in Australia and internationally. In the United Kingdom cooler units rose 21% in 2001 and 16% in 2002 and water consumption grew at similar rates.[1] HOD represented more than 30% of the total growth in the bottled water category. Even higher growth was recorded for Western Europe as a whole despite the lacklustre overall bottled water growth rates (ie. other segments are declining). However, it should be recognised that the HOD segment in Western Europe is at a fairly early stage of development having only really started around 1990. It is predominantly a commercial business with very little residential uptake. In the United States, the HOD segment has been established for decades (and represents 26% of the total bottled water category). Accordingly, growth in the HOD segment is more subdued than in other countries and over the last 10 years has grown at less than the total bottled water category. The annual growth rate over the last five years is approximately 5-6% per annum. It is estimated that the commercial customer penetration of coolers in the United States is

[1] Source: Zenith International Ltd website.

approximately 30%.[2] The United States HOD business has a significant residential component (and represents approximately 80% of global residential HOD sales).

In Australia, the HOD segment is estimated to have grown by approximately 10% per annum over the last five years. This is slightly less than the global bottled water industry and is a rate higher than the United States but well below current growth rates in Europe. Penetration of commercial customers is estimated at 13% compared to the 30% in the United States. The residential component is also far less developed with penetration estimated at less than 1%.

The factors driving the growth of water consumption (both packaged and HOD) in Australia and internationally include:

- concerns as to the quality of municipal tap water supplies. This may be a continuing issue in many parts of the world even if the upstream processing issues are solved as the real problem is the distribution (ie. pipe) network and the cost of remediation relative to drinking consumption levels (less than 1% of total water consumption);
- increasing community focus on the health benefits of drinking water (compared to soft drinks) and maintaining hydration levels;
- improved customer service levels by HOD suppliers;
- convenience, availability and portability (for packaged water); and
- population growth.

Most industry commentators and analysts expect the growth in both the HOD segment and the total bottled water category to continue at reasonably high levels at least for the next five years as the driving factors remain in place. It is expected that growth will inevitably taper off over time but even in long established mature markets such as the United States the total bottled water industry is forecast to grow at more than 8% per annum[3] over the next few years. Growth for HOD is expected to be less than the total bottled water category but again even in the United States growth is forecast to exceed 5%.

Although growth rates and penetration rates in one country cannot be simply applied to other countries (as local factors play an important part), Australia's relatively low penetration rates would suggest that the growth rate for HOD water is likely to continue to be reasonably strong at least for the next five to ten years. Growth rates of 7-10% per annum are widely suggested but this will depend at least in part on the level of marketing spend. At the very least it should be able to match United States growth rates of slightly over 5% per annum.

3.2.3 Industry Characteristics

The HOD business generally enjoys high margins, provided that sufficient economics of scale in logistics and distribution are achieved. This is primarily due to:

- larger bottle sizes which reduce per unit packaging and distribution costs;
- high margin contributions from cooler rental;
- lower packaging costs due to the re-using of bottles;
- very low costs on incremental volume sold to existing customers;

[2] Source: Hidell – Eyster (Neverfail Target's Statement).

[3] Source: Beverage Marketing Corporation.

- control over the costs of distributing the product to the customer by focusing on route density; and
- elimination of pricing pressures from supermarket chains (which flow through to other retail channels).

Another contributing factor to high gross margins is the comparatively low ongoing cost to customers of maintaining a water cooler and water delivery costs. relative to other expenditure (particularly for corporates) which reduces price sensitivity. Service and reliability are key drivers.

However:

- margins are impacted by the degree of concentration/fragmentation of the competitive framework within the HOD segment in each location as well as the level of competition from other participants in the non alcoholic beverages market; and
- distribution economics are critical. The HOD business has a low product cost but is transaction intensive with a high number of product units physically transported and delivered. In the early stages, route density is limited and it can take several years of in fill customer growth to achieve the necessary efficiencies and margins.

3.3 Neverfail Operations

3.3.1 Overview

Neverfail's business model essentially involves:

- rental of water cooling units to commercial and residential customers on a monthly, half yearly, or annual basis (although there are some water only customers particularly in South Australia). The standard monthly rental is $20.50 plus GST; and
- regular delivery of bulk bottled water in either 15 litre or 11 litre recyclable polycarbonate containers to customers' premises or homes (and removal of empty containers).

In addition, Neverfail is involved in:

- the rental and sale of disposable cups, ceramic crocks, stands and miscellaneous items to support the above activities; and
- sale of the patented Neverfail residential cooler system to bottlers in Europe, Asia and the United States.

Water sales represent the majority of revenues but cooler rentals provide an important stable base revenue:

Neverfail Revenue Split
Year ending 30 June 2003 (Forecast)

Other 6%
Cooler Rental 26%
Water Sales 68%

Source: Neverfail

Neverfail is Australia's largest direct delivery bulk bottled water and cooler rental business with more than 110,000 cooler units installed with customers. Operations exist in every mainland state capital (with the exception of Darwin) and Townsville. Regional and rural centres are serviced by agents. Neverfail operates under the *Neverfail* brand in all locations except South Australia where it has retained the *Piccadilly* brand.


BROOME
PORT HEDLAND
KARRATHA
CAIRNS
MT ISA
TOWNSVILLE
MACKAY
ROCKHAMPTON
TOOWOOMBA
BRISBANE
GERALDTON
KALGOORLIE
PERTH
BUNBURY
DUBBO
ORANGE
FORBES
ADELAIDE
CANBERRA
SYDNEY
WAGGA WAGGA
BALLARAT
GEELONG
MELBOURNE
PRODUCTION/DISTRIBUTION FACILITY
MAJOR DISTRIBUTORS

Source: Neverfail

Production facilities are located in each of the geographic regions in which Neverfail operates (with two in Queensland). Each production facility is responsible for sourcing of water, production and bottling, installation of coolers, distribution of water, collection and recycling of bottles, cooler exchanges and pick-ups and customer service. Water is delivered by road tankers from company owned or externally contracted spring sources to the company's production facilities in each state. The water is then transferred to on-site storage facilities prior to filtering, ozonation and automated bottling in a sealed environment.

Neverfail has two main types of coolers:

- there are several cooler models which are floor standing and designed primarily for corporate customers (but also used extensively by residential customers). These are similar in height and weight but differ slightly in design and their functionality (eg. two taps for hot and cold water or one tap for cold water only); and

- the *Homespring* water cooler, a patented design developed by Neverfail for residential customers and also small (1-4 person) offices. *Homespring*, which was launched in November 2001, was designed to be a "kitchen appliance" so that storage was convenient and easy. The smaller 11 litre bottles are intended to be primarily used with *Homespring*. The cost of producing a *Homespring* water cooler is approximately $40 less than the corporate cooler (ie. a floor standing model) but rental prices are the same.

Production of the water coolers is outsourced to a local manufacturer and the parts are assembled by Neverfail in its Adelaide operations. Water coolers can be refurbished and many have remained in use for over 12 years.

Production of bulk water bottles is also outsourced. These bottles are made from polycarbonate by one principal supplier domestically as well as a supplier based in the United States. Neverfail has its own bottle washing facilities at each of its plants.

3.3.2 Customers

Cooler customers have increased significantly since Neverfail's listing in 1999 with a average compound annual growth of 11.6% per annum:


Neverfail Average Cooler Customers
1999-2003 (Forecast)
Average Customers
120,000
100,000
80,000
60,000
40,000
20,000
0
70,878
82,398
94,045
103,140
110,102
1999
2000
2001
2002
2003 (f)

Source: Neverfail

Besides growth through acquisition, organic growth is achieved through several marketing strategies that Neverfail employs:

- large commercial CBD based customers are targeted through a direct sales effort;
- telemarketing operations target other corporate customers. Telemarketing is conducted in-house in Sydney for the entire operation;
- potential residential customers are targeted through direct response advertisements on television and in print media; and
- broad marketing through the yellow pages, internet sites, distributors and agents.

The origin of the business was servicing commercial customers (eg. offices in CBD zones in state capital cities) and this remains the core business. However, Neverfail has also targeted residential customers and began a significant push to gain this type of customer in 1998. Much of the recent growth has come from the residential sector. The current customer base is approximately 73% commercial and 27% residential. Another source of growth in recent years has been in regional areas which now represent approximately 12% of total cooler customers.

Approximately 37% of cooler customers are based in New South Wales and 26% in Victoria.

There are also approximately 44,000 water only customers, of which approximately 22,000 are in Adelaide. The number in Adelaide reflects the particular problems with drinking water in that city.

3.3.3 Distribution

During late 2002 and early 2003, Neverfail implemented a strategy to outsource the majority of its distribution of water coolers and water bottles. Previously, Neverfail leased the trucks and employed the drivers. The drivers have effectively been turned into independent contractors with their own business. Neverfail's fleet of trucks are now being leased by third party distributors (although Neverfail will meet part of the lease cost until 2004/05). The distributors do not own the customers and are paid a fee per bottle delivered. Neverfail expects to achieve a number of benefits from this change:

- net cost savings from eliminating truck rentals and running costs and employment costs (particularly workers' compensation) compared to the distribution fee;
- better incentives for drivers to improve customer service, increase volumes and find new customers; and
- transformation of a fixed cost to a variable cost thus increasing cost control. The specific benefit will be to lower unit costs in the colder months when volumes are down.

At the same time, the change reduces the operating leverage of the business (and reduces profitability) in the warmer months.

Additionally, Neverfail has over 100 agents in outlying geographic areas who purchase bulk bottled water and rent water coolers from Neverfail, then re-sell the water and re-rent coolers to customers in their local area.

Approximately 95% of total distribution is now performed by independents (with important Sydney routes finalised in March and April 2003). Neverfail expects independents to eventually be responsible for Neverfail's total distribution.

3.3.4 Homespring

Neverfail believes there is likely to be substantial demand in overseas markets for the *Homespring* cooler. There is presently no similar product on the market and initial reactions from potential purchasers (eg. at trade shows) has been positive. Currently, coolers are manufactured in Adelaide and exported. As export volumes grow, Neverfail expects to use an overseas manufacturer to reduce costs. During the second half of 2002, Neverfail sold three-year exclusive distribution licences for Europe and Asia to Aqua Cooler for $0.5 million, with the objective of achieving 10,000 cooler unit sales in 2003. Neverfail is also exploring opportunities in the United States. The export business is at an early stage of development and there is no certainty that it will prove to be viable.

3.3.5 Strategy and Development

Neverfail's business strategy is to achieve growth in earnings by:

- remaining focused on its core business where Neverfail enjoys a strong competitive position and where the market potential is significant;
- continuing to grow its commercial and residential customer base in a balanced and sustainable manner;
- increasing consumption by existing customers;
- further leveraging existing infrastructure to enhance profitability and returns; and
- underpinning demand by continuing to provide a high level of customer service.

Neverfail is pursuing a number of specific growth initiatives including:

- development of a packaged water product to be marketed both to existing customers (and using the existing distribution network) and the retail channel (but on a targeted niche basis);
- strategies to increase consumption by existing customers such as:
  - programs to reduce "out of water" occurrences;
  - improved supply of office racks;
  - larger cup sizes; and
  - accessories such as icetrays and bottles; and
- further development of export markets for the *Homespring* product.

It is also investigating opportunities to sell other products through the distribution network.

3.4 Competition

Neverfail faces competition on a number of fronts. Within the non alcoholic beverages market, bottled water faces competition from the other categories such as soft drinks, juices, milk, tea and coffee.

In terms of water, there is competition from a variety of sources. HOD water is one of several alternatives available to consumers. The other choices are:

- packaged water through retail channels. Packaged water is sold on the basis of convenience and portability but larger size bottles (2 litres) can be used instead of HOD water. There is also

potential for supermarkets and other outlets such as petrol stations to move into significantly larger containers up to, say, 10 litres (although there are practical transport issues);

- water filters, both portable and installed point of use ("POU") devices. The initial installation costs of most water filters is comparatively more than the cost of renting a water cooler, however the periodic rental payments for a water cooler in addition to the product costs can often be perceived to be a more expensive option. One of the major negatives with water filters is the need to constantly maintain the water filter, including time spent cleaning and changing filters. In the absence of such maintenance the filter is not able to separate out the contaminants found in most water such as chlorine, chlorine by-products and lead that may be present in municipal water supplies. There are very good water filtration systems that can compete effectively in large scale installations (eg. high rise office towers) where they provide good quality water in reasonably large quantities (and maintenance can be managed). However, such systems are not suited or are not warranted for small businesses or households. In any event, a key issue in the competition between HOD water and filters will be the perceptions of taste and quality differential of spring water compared to filtered tap water; and

- (unfiltered) tap water at least where municipal water quality is less of an issue, including refrigerator dispensing units (an increasingly popular feature).

Within the HOD segment, Neverfail is the leader, with an estimated share of 65%. The most significant HOD competitor is Palm Springs Limited ("Palm Springs") which is a recent roll up of a number of smaller participants. Palm Springs operates primarily along the east coast of Australia, with distribution to Brisbane, the Gold Coast, Sydney, Melbourne and Adelaide. Since 2002, Palm Springs has begun servicing Western Australia. It mainly competes on a price basis and does not have the same customer density or brand image of Neverfail. The shares of the HOD segment can be summarised as follows:


Australian HOD Water Segment Share
Other
10%
Palm Springs
25%
Neverfail
65%

Source: Neverfail

There are estimated to be approximately 100 independents operating in the HOD bulk bottled water segment in Australia, many of which service a limited geographic footprint due to the small scale of operations. Many of these independents operate as small firms often with the proprietors delivering goods themselves and also compete largely on price.

The major cost for new entrants in the HOD water industry is the cost of distribution and customer acquisition costs. Owned and/or leased trucks are used to deliver the water and the coolers to

customers. At the start up phase of such businesses, the cost of fuel and employee costs associated with each delivery are quite high due to the small number of customers spread widely across a particular region. The combination of low unit value and the physical characteristics of bulk bottled water means that route density efficiencies and profitability are highly correlated. Accordingly, moving beyond being a small owner/operator is difficult and requires substantial capital backing and a relatively long period before reasonable profitability and cash flow emerges.

3.5 Financial Performance

The historical earnings performance of Neverfail for the five years ended 30 June 2002 and the forecast for the year ending 30 June 2003 is summarised below:

Neverfail – Earnings Profile ($ millions)

	Year end 30 June					
	1998 (actual)	1999 (actual)	2000 (actual)	2001 (actual)	2002 (actual)	2003 (forecast)
Cooler rentals	14.1	15.2	17.2	19.2	19.2	20.2
Water sales	29.1	31.6	37.0	43.5	45.7	51.7
Other sales	1.5	1.8	2.0	3.2	4.6	4.6
Sales	**44.7**	**48.5**	**56.2**	**65.9**	**69.5**	**76.5**
EBITDA[4]	**18.4**	**20.1**	**23.6**	**27.6**	**28.2**	**32.4**
Depreciation and amortisation	(4.6)	(4.9)	(5.5)	(6.5)	(7.4)	(8.5)
EBITA[5]	**13.8**	**15.2**	**18.1**	**21.1**	**20.8**	**23.9**
Amortisation of goodwill and intangibles	0.0	(0.3)	(0.5)	(1.4)	(1.6)	(1.7)
EBIT[6]	**13.8**	**14.9**	**17.7**	**19.7**	**19.1**	**22.3**
Net interest expense	nm[7]	nm	(2.8)	(5.0)	(5.9)	(5.9)
Profit before tax	nm	nm	**14.9**	**14.7**	**13.3**	**16.4**
Tax	nm	nm	(4.4)	(5.5)	(3.7)	(5.4)
Net profit after tax	nm	nm	**10.5**	**9.2**	**9.5**	**11.0**
Net profit after tax and before amortisation of goodwill and intangibles	nm	nm	**11.0**	**10.6**	**11.1**	**12.7**
Statistics						
Basic earnings per share - including amortisation	*nm*	*nm*	*11.3*	*10.0*	*10.2*	*11.6*
Basic earnings per share – excluding amortisation	*nm*	*nm*	*11.8*	*11.4*	*12.0*	*13.4*
Dividends per share	*nm*	*nm*	*8.0*	*8.0*	*8.8*	*8.8*
Dividend payout ratio (pre amortisation)	*nm*	*nm*	*67.8%*	*70.2%*	*73.3%*	*65.7%*
Amount of dividend franked	*nm*	*nm*	*100.0%*	*100.0%*	*100.0%*	*100.0%*

Source: Neverfail Annual Reports and Target's Statement

[4] Earnings before net interest, tax, depreciation and amortisation.

[5] Earnings before net interest, tax and amortisation of goodwill.

[6] Earnings before net interest and tax.

[7] Not meaningful.

The following table summarises various financial and operating statistics for the Neverfail business:

Neverfail – Financial and Operating Statistics							
	Year end 30 June						
	1998 (actual)	1999 (actual)	2000 (actual)	2001 (actual)	2002 (actual)	2003 (forecast)	CAGR[8] (1998-2003)
Customers							
Cooler customers (year end)	65,272	76,484	88,312	99,777	106,503	113,700	11.7%
Gross new customers (excl acquisitions)	19,580	31,968	32,471	35,413	32,099	33,475	11.4%
Churn	28.0%	28.0%	29.0%	30.0%	26.0%	25.0%	nm
Sales							
Rental income per average cooler[9]	$215.23	$214.17	$208.77	$204.47	$186.20	$183.09	nm
Cooler water volume (litres) per average cooler	na	na	580.7 L	593.6 L	559.2 L	571.1 L	nm
Water revenue per litre[10]	na	na	55¢	46¢	48¢	51¢	nm
Cooler rental/total revenue	31.5%	31.3%	30.6%	29.2%	27.6%	26.4%	nm
Expenses							
Distribution expense/Sales	18.3%	18.3%	17.7%	18.6%	18.3%	19.1%	nm
Distribution expense per litre	na	na	0.16	0.14	0.14	0.15	nm
Marketing costs/Sales	6.3%	8.8%	8.5%	8.1%	8.7%	8.1%	nm
Marketing cost per gross new customer	$143.67	$133.76	$147.05	$150.23	$187.98	$185.87	nm
Growth							
Cooler customers (net growth)	(0.3%)	17.2%	15.5%	13.0%	6.7%	6.8%	11.7%
Sales	na	8.7%	15.8%	17.2%	5.4%	10.1%	11.4%
EBITDA	na	8.9%	17.7%	16.8%	2.2%	14.9%	11.9%
EBITA	na	10.0%	19.3%	16.2%	(1.4%)	15.1%	11.6%
NPAT (before amortisation)	na	nm	nm	(3.6%)	5.4%	13.8%	5.0%[11]
Margins							
EBITDA/Sales	41.3%	41.4%	42.0%	41.9%	40.6%	42.3%	nm
EBITA/Sales	31.0%	31.3%	32.3%	32.0%	29.9%	31.3%	nm
EBITDA per average cooler	$282.18	$283.29	$286.79	$293.38	$273.29	$294.04	nm
EBITA per average cooler	$211.50	$214.50	$220.14	$224.04	$201.33	$217.15	nm
Capital Expenditure							
Capex/Sales	12.3%	21.5%	18.9%	18.7%	18.3%	11.9%	nm
Capex/EBITDA	29.8%	52.0%	45.0%	44.7%	45.0%	28.1%	nm
Capex/Depreciation and amortisation	118.9%	210.3%	193.6%	189.3%	171.0%	107.3%	nm

There are a number of important factors that affect the apparent financial performance trends and ratios set out above and impact on their interpretation:

- results below the EBIT level for the years ending 30 June 1998 and 1999 have been excluded as they were prior to the IPO when Neverfail had a different financial structure;

[8] Compound annual growth rate.

[9] Average coolers is a simple average of coolers at the beginning and end of the 30 June year.

[10] Excludes retail revenue.

[11] CAGR calculation is from 2000-2003.

- Neverfail acquired Piccadilly in 2000 and Saluté in 2001. These acquisitions contributed to the increase in customers, sales and earnings (both the earnings of the business together with synergy benefits) in those years and the following year (when the full year effect occurred). The acquisition of the Piccadilly business had an impact on a number of the key ratios. As a result of Adelaide's poor water quality, the bottled water segment is highly developed but is essentially a low price/high volume business. There are approximately 22,000 water only customers. In addition, the Piccadilly business is structured differently with the company selling to agents on a net basis and incurring no distribution costs. These factors impact on ratios such as sales volume per cooler, water revenue per litre, distribution costs and margins;

- the results in the year ended 30 June 2002 were regarded as disappointing with a decline at the EBITA and profit before tax levels. The primary contributing factors were:

  - poor weather conditions during the key summer selling period across much of the country (as evidenced by the drop in water sales volumes per cooler); and

  - a bottle cracking problem in Western Australia which resulted in the failure of more than 100,000 bottles between November 2001 and May 2002. The problem has now been identified (due to a product supplied for the conveyor belt) and remedied. However, the cost to the business in Western Australia was substantial (bottle replacement, distribution/replacement issues, loss of customer goodwill). The problem also continued to impact the financial results in the current year ending 30 June 2003;

  There was, however, a one-off tax benefit that resulted in low tax charge for the year (25%);

- the forecast for the year ending 30 June 2003 shows a significant all-round improvement in revenue and earnings despite a fairly modest increase in cooler customers. However, there are a number of issues relating to the earnings for the period:

  - the first six months were particularly strong but performance in the second six months was relatively weak (resulting in the forecast being well below analysts' expectations and an adverse market reaction on release of the forecast). This deterioration was caused by several factors including wet weather conditions in New South Wales in April and May, and, more importantly, operational shortcomings in relation to:

    - delays with the new Sydney plant;

    - the adverse impact of the new location on delivery timetables and driver efficiencies; and

    - poor implementation of the changeover to the new distribution system (some training issues).

    These were compounded by the loss of the Sydney distribution manager (now replaced) and the demands of the switch over to hand held devices. Management believes the problems have now been resolved;

  - the forecast results for the year include a number of revenues and costs that can reasonably be regarded as one-off in nature. These include:

    - costs associated with the relocation of the Sydney operation;

    - costs associated with the changeover of the distribution system (including truck upgrade costs and training). In addition, the results include truck rentals which will no longer be incurred (partially in 2003/04 and completely after 2004/05). These costs are offset by income from the sale of the distribution routes which will not recur in future;

    - the net loss associated with development of the international market for the *Homespring* cooler;

- the continued impact of the bottle cracking problem in Western Australia;
- a "bottle odour" problem in Sydney (now resolved) which resulted in 10,000 contaminated bottles being delivered to customers and having to be replaced; and
- the profit on the sale of the Thornleigh site.

Management has estimated the net effect of these items (excluding the bottle odour issue) was a cost of $0.4 million before tax ($0.3 million after tax). These costs are only the identifiable costs and, for example, exclude the impact on customer goodwill and sales volumes of the bottle cracking problem; and

- earnings have benefited from a 10% price rise for water in New South Wales implemented in November 2002;

- the performance statistics provide a useful guide to the underlying performance but also reflect a number of specific features of the business which need to be taken into account:
  - the moderate growth in net customer numbers in the last two years, despite the reduction in churn, is the result of a deliberate attempt to improve the quality of the customer base. For example, the move to automatic direct debit eliminated less desirable customers. There has also been less focus on general marketing and promotions and more targeted campaigns. The slowing growth rate also reflects the impact of the increasing customer base. In fact, the gross number of new customers has been relatively stable and will increase in the year ending 30 June 2003;
  - the step up in gross new customers in 1999 reflected the move into the residential sector;
  - churn has improved markedly in the last two years, also due to the improved quality of the customer base (annual rentals, direct debit, etc.). Churn is mostly "turn-offs" rather than switching to competitors;
  - the decline in rental per cooler is attributable to:
    - a strategy to move towards annual pre-paid 12 month rental agreements where customers receive a discount; and
    - stronger growth in non metropolitan markets where a lower rental structure is employed (using older coolers);
  - the increasing proportion of residential customer improves water revenues per litre but negatively impacts on sales volume per cooler and distribution unit costs (at least up until the recent change in distribution arrangements);
  - cooler rental has reduced as a proportion of total revenue because of the effects of only water customers, some increase in overall water consumption, price rises for water and a jump in other revenue;
  - marketing costs per new customer have increased with the move into residential and, more recently, with the focus on gaining a lesser number of better quality customers (reflected in lower churn). Marketing costs have remained steady as a percentage of sales;
  - margins are high by comparison with international benchmarks. The water business has a relatively low product cost. The critical cost component is distribution costs. Neverfail's business is of sufficient scale and maturity and there is enough route density that unit costs are low enough to generate strong margins. Furthermore, Neverfail's 65% share of the HOD segment means that the kind of margin erosion that occurs in other more fragmented markets such as the United States does not occur.

Margins are forecast to improve in the year ending 30 June 2003 after falling slightly in the previous year. This largely reflects the benefit of the better weather and increased consumption levels. Incremental volumes to existing customers have a very low cost (minimal marginal distribution costs). However, margins are only returning to the same levels as those prevailing through the 1998 to 2001 period; and

- capital expenditure in 2000/01 and 2001/02 was relatively high as a result of several one-off factors including:
  - replacement of 19 litre bottles with 15 litre bottles;
  - development of the *Homespring* cooler;
  - replacement of the bottles in Western Australia; and
  - the new Sydney plant.

  As a result, capital expenditure represents a relatively high proportion of EBITDA meaning that free cash flow is substantially less than EBITDA. As can be seen from the ratios, expenditure is forecast to fall sharply in the year ending 30 June 2003 and is now almost in line with depreciation expense (which has increased); and

- Neverfail has a dividend policy to pay out approximately 70% of net profit after tax (before amortisation).

Management of Neverfail has not yet completed its budget or any other forecasts for the year ending 30 June 2004.

3.6 Cash Flow

Neverfail's cash flows for the five years ended 30 June 2002 and the forecast for the year ending 30 June 2003 are summarised below:

Neverfail – Cash Flow ($ millions)						
	Year end 30 June					
	1998 (actual)	1999 (actual)	2000 (actual)	2001 (actual)	2002 (actual)	2003 (forecast)
EBITDA	18.4	20.1	23.6	27.6	28.2	32.4
Change in working capital & other	2.1	(2.9)	(4.9)	(4.6)	(1.8)	(4.7)
Capital expenditure (net)	(5.5)	(10.3)	(10.6)	(12.3)	(12.7)	(9.1)
Operating cash flow	**15.0**	**6.9**	**8.1**	**10.6**	**13.7**	**18.6**
Tax paid	nm	nm	(2.3)	(4.1)	(4.7)	(5.3)
Net interest paid	nm	nm	(2.8)	(5.0)	(5.9)	(5.7)
Dividends paid (net of reinvestment)	nm	nm	(7.1)	(7.4)	(4.5)	(5.5)
Acquisitions / disposals of businesses	nm	nm	(15.8)	(11.8)	(1.3)	-
Sale of Thornleigh site	nm	nm	-	-	-	2.5
Equity raised	nm	nm	-	-	-	1.8
Net cash generated	**nm**	**nm**	**(19.8)**	**(17.7)**	**(3.2)**	**6.4**
Net borrowings – opening	nm	nm	22.5	42.3	60.0	63.2
Net borrowings – closing	nm	nm	42.3	60.0	63.2	56.8

Source: Neverfail Annual Reports and management forecasts

During the four years to 30 June 2003 operating cash flows (EBITDA less capital expenditure less working capital) will have grown steadily from $8.1 million to $18.6 million. However, operating cash flows represent a relatively low, albeit increasing, proportion of EBITDA. This was largely caused by high levels of capital expenditure, in particular in 2000/01 and 2001/02. Capital

expenditure requirements have moderated in 2002/03 and, in future, are expected to be at levels below $10 million per annum.

Notwithstanding the improvement in operating cash flow, net cash flow was negative after interest, tax and the payment of dividends up until the current year to 30 June 2003. This was largely attributable to the high dividend payout ratio. In addition, the acquisitions of Piccadilly and Saluté were completed in 2000 and 2001 and funded by debt, resulting in further net cash outflows and a significant increase in net debt between 30 June 1999 and 30 June 2001.

3.7 Financial Position

The balance sheets for Neverfail at 31 December 2002 at 30 April 2003 are summarised below:

Neverfail - Financial Position ($ millions)		
	As at 31 December 2002	**As at 30 April 2003**
Debtors	8.8	8.9
Inventories	2.2	1.9
Creditors	(2.6)	(2.3)
Provision for income tax	(0.1)	(0.7)
Net working capital	**8.3**	**7.8**
Property, plant and equipment	52.8	53.8
Goodwill	15.5	15.0
Intangibles	8.8	8.7
Other net assets / (liabilities)	(3.7)	(3.6)
Total funds employed	**81.7**	**81.8**
Borrowings (net of cash)	(65.7)	(65.4)
Shareholders' funds	**16.0**	**16.3**
Net assets per share	*$0.17*	*$0.17*
Net tangible assets per share	*$(0.09)*	*$(0.08)*
Gearing ratio (Net debt/(Net debt + Shareholders' funds))	*80.5%*	*80.0%*

Source: Neverfail Half Yearly and management accounts to 30 April 2003.

Neverfail's financial position is straightforward. While the balance sheet gearing ratios are relatively high, gearing is modest in terms of interest cover. EBITA is more than four times interest expense.

Debtors are relatively high and include a number of items which will be converted to cash by 30 June 2003 (proceeds from sale of distributorships, sale of *Homespring* licence). In addition, debtors have been adversely impacted by problems arising from the new hand held device. This issue is in the process of being resolved.

The balance sheet at 30 April 2003 reflects the payment of the interim dividend of 4.4 cents per share on 7 April 2003.

3.8 Capital Structure and Ownership

Neverfail has the following securities on issue:

- 96,110,211 ordinary shares; and
- 3,512,439 options over unissued shares to executives of Neverfail.

The options have been issued under Neverfail's Executive Share Option Plan and are summarised below:

Neverfail – Options on Issue		
Number of Options	Exercise Price	Expiry Date
2,962,439	$2.00	Various
150,000	$2.18	Various
50,000	$4.28	Various
50,000	$3.79	Various
300,000	$3.35	Various
3,512,439		

Source: Neverfail

On 13 May 2003, Mr Harry Hilliam, the former Chairman of Neverfail, exercised all of his options within the six month period after his resignation. Approximately 0.9 million options were exercised at $2.00 each, increasing the ordinary shares of Neverfail from 95.2 million to 96.1 million and decreasing the number of options from 4.4 million to 3.5 million.

Following the acquisition of 14.3 million shares on 28 April 2003, CCA has become the largest shareholder in Neverfail with approximately 15%. The remaining shareholders are a mix of institutional and private investors. However, the share register is relatively concentrated. There are approximately 2,539 shareholders and the top 20 hold approximately 80% of the issued capital.

Substantial shareholder notices up to 28 May 2003 indicate that the following shareholders are entitled to more than 5% of Neverfail's ordinary shares:

Neverfail – Substantial Shareholders (as at 28 May 2003)	Ordinary Shares	
	Number (000s)	Percentage (%)
CCA	14,270,000	15.0
AMP Limited	10,937,764	11.5
Morgan Stanley Investment Management Limited	9,757,238	10.4
JB Were Group Holdings Pty Limited	8,692,615	9.1
ING Australia Limited	8,330,386	8.8
Deutsche Asset Management (Australia) Limited	6,551,641	6.8
Commonwealth Bank of Australia	5,280,707	5.6

Source: Neverfail

3.9 Share Price History

A summary of the share price history of Neverfail shares since listing in July 1999 is set out below:

Neverfail – Share Price History	Share Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended					
1999 (listed 1 July 1999)	3.25	2.13	3.02	1,109	87
2000	4.45	2.90	4.24	899	70
2001	4.30	2.85	3.40	569	79
2002	3.40	1.95	2.14	1,049	56
Quarter ended					
September 2002	2.50	2.05	2.15	861	34
December 2002	2.25	1.95	2.14	803	36
March 2003	2.19	1.58	1.74	705	47
Week ended					
4 April 2003	1.90	1.74	1.80	297	28
11 April 2003	1.87	1.70	1.85	272	42
18 April 2003	1.84	1.80	1.82	62	16
25 April 2003	1.85	1.80	1.81	15	11
2 May 2003 (announcement 28 April 2003)	2.54	1.85	2.50	20,005	491
9 May 2003	2.59	2.50	2.55	2,379	639
16 May 2003	2.59	2.51	2.51	4,632	722
23 May 2003	2.53	2.40	2.46	3,896	518
30 May 2003	2.43	2.23	2.31	7,493	600

Source: IRESS

This share price and trading volume history is depicted graphically below:


Neverfail - Share Price and Trading Volume
July 1999 - May 2003
Share Price ($)
Volume (000s)
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
25,000
20,000
15,000
10,000
5,000
0
CCA Offer
Jul-99
Nov-99
Apr-00
Sep-00
Feb-01
Jul-01
Nov-01
Apr-02
Sep-02
Feb-03

Source: IRESS

When Neverfail listed in July 1999, its shares initially traded at $2.13, a 6.5% premium to its retail offer price of $2.00 per share. Following listing, the share price rose steadily over the next nine months, probably reflecting market enthusiasm for a leader in the growing bottled water category in Australia, the potential to increase penetration levels and investor confidence in the company's ability to integrate acquisitions that were made just prior to the IPO.

On 31 May 2000, Hellman & Friedman sold its 22.1% shareholding in Neverfail to a range of Australian and international investors at $3.10 per share. Hellman & Friedman had been a shareholder in Neverfail since 1995. In a joint announcement with Neverfail, Hellman & Friedman indicated that the sell down reflected the maturity of the investment in Neverfail relative to the maturity profile of the investment fund. Neverfail also indicated that prospectus forecasts regarding the financial forecasts for the year ending 30 June 2000 would be met and the position would be further improved by the Piccadilly acquisition. The sell down temporarily halted the upward trend that Neverfail's share price had been experiencing over the past year but the share price recovered its momentum and reached a peak of $4.43 in December 2000 after positive earning announcements meeting prospectus forecasts as well as expectations of synergies from the Piccadilly and Saluté acquisitions.

Since December 2000, Neverfail's share price has declined steadily, falling below $2.50 in early 2002 and then generally trading in the $2.00-2.50 range for the rest of 2002. The share price fell to a historical low of $1.58 on 19 March 2003 following the release of the half year results to 31 December 2002. Over this period the market appears to have become increasingly less "bullish" about Neverfail. The lacklustre growth in pre tax earnings in the year ended 30 June 2001 and the fall in pre tax earnings in the year ended 30 June 2002 reduced investor confidence levels notwithstanding that part of the problem in 2001/02 was due to uncontrollable factors (the weather). While Neverfail's earnings recovered strongly in the six months to 31 December 2002, the company is perceived as having failed to deliver on promised growth. The market appears to be adopting a more cautious approach until growth is consistently achieved. This downgrading is similar to the way the market has treated any growth stock that delivers less than expected performance during this period. The downwards pressure on the Neverfail share price is likely to have been exacerbated by the limited level of trading which accentuates the effect of negative (and positive) sentiment.

The share price recovered somewhat during late March and early April and closed at $1.85 on 28 April 2003, the day prior to the announcement of the CCA Offer. Since the announcement, Neverfail shares have traded well above the offer price, initially in the range $2.50 to $2.60. The price fell to below $2.35 after 26 May 2003 following release of the Target's Statement which included a revised forecast to 30 June 2003 that was below market expectations (albeit that there was a 15% growth in EBITDA and EBIT and a 12% increase in earnings per share before goodwill amortisation for the year).

A comparison of the performance of Neverfail's share price against the S&P/ASX Food, Beverage & Tobacco Index and the S&P/ASX Small Ordinaries Index since the formation of the S&P indices in March 2000 is shown below:


Neverfail v S&P/ASX 300 Food, Beverage & Tobacco Index
and S&P/ASX Small Ordinaries Index
March 2000 - May 2003
Neverfail
S&P/ASX 300 Food, Beverage & Tobacco
S&P/ASX Small Ordinaries

Source: IRESS

The relative performance graph reveals that Neverfail has substantially underperformed the S&P/ASX 300 Food, Beverage & Tobacco Index since its shares peaked in December 2000. However, it is notable that the S&P/ASX Small Ordinaries Index (essentially companies with a market capitalisation between $40 million and $1.5 billion and a median of approximately $200 million) has also declined significantly over this period, suggesting that at least part of the reason for Neverfail's decline may be attributable to a general weakness in equity markets for smaller companies (although Neverfail's decline has been significantly greater). The S&P/ASX Small Ordinaries Index is comprised of companies included in the S&P/ASX 300 Index, but not in the S&P/ASX100 Index.

Neverfail is relatively thinly traded with limited volumes except at times of significant events such as the resignation for medical reasons of Harry Hilliam (the founder of Neverfail) as Chairman and sales of his interests in March/April 2002 and CCA's acquisition of its interest on 28 April 2003.

4 Valuation of Neverfail

4.1 Summary

The business operations of Neverfail have been valued in the range $300-330 million. This value range corresponds to a value of $2.49-2.80 per share. The valuation represents the estimated full underlying value of Neverfail assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Neverfail shares to trade on the ASX in the absence of a takeover offer.

The valuation is summarised below:

Neverfail – Valuation Summary ($ millions)		
	Value Range	
	Low	High
Operating business	300.0	330.0
Net borrowings as at 30 April 2003	(65.4)	(65.4)
Other assets/(liabilities)	12.9	13.4
Net asset value	**247.4**	**277.9**
Fully diluted shares on issue (million)[12]	99.2	99.2
Value per share	**$2.49**	**$2.80**

The valuation was based on:

- capitalisation of earnings or cash flows (multiples of EBITDA, EBITA and net profit after tax); and
- a discounted cash flow analysis.

Grant Samuel also considered other parameters that can be used to benchmark value such as multiples of sales revenue and value per cooler customer.

The valuation reflects the strengths and weaknesses of the Neverfail business and takes into account factors such as:

- the underlying growth dynamics for bottled water sales; and
- Neverfail's 65% share in the HOD segment and the strength of the brand and the franchise.

It also reflects the strategic attractions of Neverfail to CCA and to alternative acquirers. Notwithstanding the isolated and relatively small Australian market, Grant Samuel believes Neverfail may be attractive to international participants in the HOD business or the bottled water industry generally, at least if there was sufficient time and if CCA did not own 15% and depending on other competing corporate priorities. In the present circumstances, Neverfail represents a once only opportunity to acquire the clear leader in the Australian HOD water industry. Neverfail may also be attractive to other acquirers in aligned businesses.

The valuation does not reflect the value of "special" benefits that may be attributed to CCA but does take into account the elimination of public listed company costs (as these can be eliminated by any acquirer of Neverfail).

12 Assumes all in the money options outstanding are converted to ordinary shares.

4.2 Methodology

4.2.1 Overview

Grant Samuel's valuation of Neverfail has been estimated by aggregating the estimated market value of the business together with the realisable value of non-trading assets and deducting external borrowings and non-trading liabilities as at 30 April 2003. The value of the business has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of Neverfail is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Neverfail could be expected to trade on the sharemarket as shares in a company normally trade at a discount of 15-25% to the underlying value of the company as a whole.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBITA multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point. Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA, EBITA or EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult. EBITA avoids the distortions of goodwill amortisation.

In determining a value for Neverfail's business, Grant Samuel has placed particular reliance on the EBITDA and EBITA multiples implied by the valuation range compared with the EBITDA and EBITA multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses but has also considered the PE multiples.

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including mining, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available for up to, say, ten years, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (ie. it is a "de facto" cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. In addition, Neverfail has not yet completed its budget for the year ending 30 June 2004 and has no other detailed projections. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. Grant Samuel has therefore also considered a discounted cash flow analysis prepared for Neverfail's business operations.

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a "cross check" in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In this case Grant Samuel has considered rules of thumb such as sales multiples and value per cooler/customer. It should be recognised that such rules of thumb are essentially de facto earnings multiples as they reflect inherent assumptions as to profitability usually based on industry norms (ie. a profit margin on sales and profit per cooler or customer). Moreover, they are usually relatively crude and prone to misinterpretation.

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Neverfail's case.

4.2.2 Capitalisation Multiples

The appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

- economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;
- strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- investment and sharemarket conditions at the time; and
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a "premium for control" to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons which vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

4.3 Assessment of Implied Multiples

4.3.1 Overview

Grant Samuel estimates the value of the Neverfail business operations to be in the range of $300-330 million. This value range implies the following multiples.

Neverfail - Implied Multiples	Low	High
Multiple of EBITDA		
Reported historical (year ended 30 June 2002)	10.6	11.7
Forecast (year ending 30 June 2003)	9.3	10.2
Normalised adjusted forecast (year ending 30 June 2003)	9.0	9.9
Multiple of EBITA		
Reported historical (year ended 30 June 2002)	14.4	15.9
Forecast (year ending 30 June 2003)	12.5	13.8
Normalised adjusted forecast (year ending 30 June 2003)	12.0	13.2
Multiple of net profit after tax (earnings per share) before amortisation		
Reported historical (year ended 30 June 2002)	20.8	23.3
Forecast (year ended 30 June 2003)	18.6	20.9
Normalised adjusted forecast (year ending 30 June 2003)	17.6	19.7
Multiple of net tangible assets (at 30 April 2003)		
Ungeared	5.2	5.7
Multiple of Sales		
Historical	4.3	4.7
Forecast	3.9	4.3
Value per cooler (as at 30 June 2003)	**$2,639**	**$2,902**

The table shows multiples for Neverfail based on three measures of earnings. The forecast figures are based on the forecasts for the year ending 30 June 2003 set out in the Target's Statement. The normalised figures have been calculated by Grant Samuel based on Neverfail's forecast. The adjustments made to calculate the normalised adjusted forecast to 30 June 2003 are to:

- add back public listed company costs (directors' fees and expenses, listing fees, share registry, annual report, company secretarial etc.) of $0.7 million on the grounds that any acquirer of Neverfail would be able to eliminate these costs; and
- add back the net cost of $0.4 million (before tax) of the one off items that were included the forecast results to 30 June 2003 (see Section 3.5 for details). The cost of the bottle odour problem has not been adjusted as it is arguably more in the nature of a normal business risk and the impact has not been measured precisely (although management believes it was in the order of $0.2-0.3 million).

Grant Samuel considers this measure of earnings to be the most relevant in terms of assessing the value of 100% of the Neverfail business.

Multiples of EBITDA appear to be the primary parameter on which transactions in the bottled water industry are based. The valuation of Neverfail implies multiples of 9.0 to 9.9 times normalised adjusted forecast EBITDA to 30 June 2003. However, Grant Samuel believes that EBITA multiples are also important because EBITDA does not reflect the capital intensity of the industry or an individual operation (ie. the level of ongoing capital expenditure as a proportion of EBITDA). The level of relative free cash flow can vary widely. EBITA provides a proxy (albeit not perfect) for free cash flow from operations and therefore EBITA multiples are meaningful.

The table also sets out other industry rules of thumb, primarily multiples of sales and value per cooler. These parameters provide some insight as to the reasonableness of the value, particularly where a business is not yet generating adequate levels of profitability, but need to be treated with caution.

The multiple of net tangible assets is included for completeness. Given the nature of the business it is not regarded as particularly relevant.

The following market evidence was considered in assessing the reasonableness of these multiples:

- acquisitions of bottled water companies, specifically those involved in the HOD industry; and
- multiples implied by the share market prices of:
  - listed bottled water companies;
  - listed service companies in Australia of broadly comparable size;
  - small listed companies in general;
  - CCA; and
  - Palm Springs, Neverfail's main competitor in the Australian HOD industry.

4.3.2 Transactions in the Bottled Water Industry

There has been a substantial number of acquisition transactions in the global HOD water industry over the last few years. Grant Samuel regards these transactions as the primary benchmark against which to judge the valuation parameters for Neverfail.

Unfortunately, most of the acquired companies were privately held and data on the valuation parameters is often not available. The following table sets out data on selected transactions that are considered most relevant and for which data is available:

Comparable Transaction Analysis – Summary							
Date	Target	Acquirer	Consideration (million)	Historical Revenue Multiple	Historical EBITDA Multiple	EV/ Coolers	EV/ Customers
International							
Feb 03	Clear Water	Nestlé SA	US$32.5	2.0	8.1	na	756
Feb 03	Powwow Limited	Nestlé SA	€560.0	4.7	>60.0	€2,435	na
Dec 02	Sparkling Spring Water Holdings	Groupe Danone	€390.0	3.9	13.0	€1,857	na
Oct 02	Chateaud'eau International	Groupe Danone	€220.0	4.4	24.4	€1,679	€3,548
Jul 02	Saint Springs	Nestlé SA	US$50.0	1.4	na	na	€2,493
Feb 02	Rent A Cooler	Eden Springs	DKK220.0 (€30)	1.6	na	na	€789
Dec 01	Aqua Cool Pure Bottled Water	Nestlé SA	US$220.0 (€247)	3.1	13.8	€1,526	na
Dec 00	Black Mountain Spring Water Inc	Nestlé SA	US$70.2[13]	1.9	na	na	na
Dec 00	Aquarius Water Company Limited	Groupe Danone	US$43.0	2.1	na	na	na
Jan 00	McKesson Water Product Company	Groupe Danone	US$870.0	2.3	10.4	approx €1,300	na
Apr 99	Great Pines Water Company Inc	Suntory Water Group Inc	US$18.7	2.0	15.3	€482	€615
Australia							
Oct 00	Saluté	Neverfail	A$11.7	2.9	6.2	A$2,600	na
Feb 00	Piccadilly	Neverfail	A$15.8	1.7	5.1	A$3,511	na

Source: Company Announcements, Annual Reports, IRESS, Bloomberg, Zenith International Ltd

The details of the international transactions are discussed in Appendix 1. Acquisitions of bottled water companies in the retail packaged water segment have not been included as it is a different business.

The table shows:

- multiples for international acquisitions generally in the range 10-15 times historical EBITDA but with higher multiples in some cases. The Australian multiples are substantially lower but are very small businesses;

- revenue multiples ranging from 1.4 to 4.7 times. Some notable transactions within the last 12 months are around four times (Powwow Limited, Sparkling Springs, Chateaud'eau); and

- value per cooler or customer varies widely.

In interpreting these multiples, it is important to understand the industry context and the issues involved in each transaction.

The HOD water industry was traditionally fragmented and based largely on cities or regions. Through the 1990's there was a significant degree of consolidation as national operations were developed to capitalise on integration and scale benefits. This was particularly the case in Europe where the HOD business really only started around 1990 (because of previous regulatory constraints). The late 1990's saw the emergence of some groups trying to build global platforms in the HOD segment. The two main acquirers have

[13] Estimate provided by Bank Vontobel.

been Nestlé SA ("Nestlé") and Groupe Danone ("Danone") both of which are large European food and beverage conglomerates with substantial interests in the packaged bottled water industry (Nestlé acquired Perrier in 1992 and Danone owns *Evian* and *Volvic*). Other groups that have emerged as industry leaders include Suntory Waters (which is in the process of being sold) in the United States and Eden Springs (a Swiss based company) in Europe. Between 1999 and 2002 these companies, particularly Nestlé and Danone, acquired more than 30 companies across the globe but with a focus in Europe and United States. This was a period of major consolidation as the leaders created their global platforms and built strong market shares (20% or more) in many countries. Nestlé is now the leading HOD operator in the United States and Europe. Danone is No. 2 in Europe and No.3 in United States but is stronger in emerging markets such as Asia. In April 2003, Danone and Eden Springs announced the merger of their European HOD businesses. An overview of developments is set out below:

- Nestlé only entered the European HOD segment in 2000 (leveraging off its position in the United States). The acquisition of Aquacool in 2001 gave a significant uplift to its position in United Kingdom (taking it to No.2). It also provided an additional 80,000 customers in North East and Mid Atlantic United States. Powwow Limited ("Powwow") was the European HOD arm of Hutchison Whampoa. The acquisition cemented Nestlé's No.1 position in European HOD when combined with its existing business. Powwow was understood to be barely profitable. It was itself a roll up of businesses in various countries (having started in 1998) and many were still in a start up phase with limited route density. Clear Water is the HOD leader in Russia and supplements Nestlé's existing operations in Russia; and

- the acquisition of McKesson Water Products Company ("McKesson"), the No.3 operator in the United States but with a particular focus on the West Coast and Texas, gave Danone powerful entry into the United States. Sparkling Springs Water Holdings Limited ("Sparkling Springs") provided Danone with HOD businesses that were No.1 or No.2 in a number of important geographic regions that complemented Danone's existing business – Pacific North West of the United States, Canada, the United Kingdom (where it doubled the Chateaud'eau business) and the Netherlands. The acquisition of Chateaud'eau gave Danone a significant step up for its Western European operations. Chateaud'eau was No.1 in France and Italy and No.3 in the United Kingdom.

The transaction multiples need to be considered in this light. It is apparent that the acquisitions involved very substantial strategic and synergistic benefits for the acquirers, including:

- cost savings through integration with existing businesses (administration, marketing and particularly distribution);

- substantial increases in market share that underpinned future pricing strength;

- creation of strong national businesses in particular countries (eg. Aquacool);

- major steps towards a pan European platform; (eg. Powwow, Chateaud'eau);

- entry into immature markets with high growth potential. In this context, virtually all of Europe can be classified as immature in so far as the HOD segment is concerned. Growth rates have been extraordinarily high for the last five years and are expected to continue to be in the 15-20% range, even in developed countries, for some time yet; and/or

- market strength in the United States (eg. McKesson, Sparkling Springs). While the HOD segment in the United States has been growing relatively slowly (at approximately 5-6% per annum) it is the largest and most important bottled water industry in the world.

In contrast:

- Australia is isolated and relatively small. It offers neither:
  - the very high growth potential of Western Europe or most of Asia; or
  - the perceived strategic importance of a presence in the United States, Europe or China;
- the Neverfail business is well established. While it enjoys a very high share in the HOD segment, strong earnings margins and healthy cash flows (amongst the best internationally) this provides more limited upside compared to the acquisitions set out in the table; and
- Neverfail provides limited synergy benefits for most acquirers in the sense that there is limited opportunity for cost savings though integration with existing operations. For most acquirers, Neverfail is very much a stand alone business.

In addition, the activity in 2001 and 2002 may have represented a peak of enthusiasm on the part of the acquirers. Much of the desired consolidation has now been achieved.

These factors suggest that the EBITDA multiples appropriate for Neverfail are lower than the international comparables. While it is basically a matter of judgement and is inherently subjective, in Grant Samuel's opinion, the lower EBITDA multiples of 9.0 to 9.9 (treating the 2002/03 results as equivalent to historical for this purpose) adequately reflect these differences.

The implied 2002/03 revenue multiples for Neverfail of 3.9-4.3 are not inconsistent with those implied by the international acquisitions. However, meaningful comparisons are difficult to make. Neverfail does not have the same level of upside potential as some of these comparables but on the other hand it enjoys far higher margins than most of them.

The implied value per cooler raises similar issues. The implied value per cooler for Neverfail of $2,639-2,902[14] is less than that paid in the Powwow, Sparkling Springs and Chateaud'eau transactions. Neverfail would generate a substantially higher profit per cooler but has relatively lower short term growth prospects.

The previous Neverfail acquisitions are of limited relevance in that they were both small bolt on acquisition in smaller states and it is not appropriate to compare them to the Neverfail business as a whole. The high value per cooler for Piccadilly is a result of the large number of water only customers.

4.3.3 Listed Companies

There are no listed companies either in Australia or internationally that are directly comparable to Neverfail. Palm Springs, Neverfail's main competitor in the HOD segment in Australia, is listed and was analysed for completeness but cannot meaningfully be used as a benchmark because of its weak profitability. Overseas markets were reviewed but the only listed companies primarily engaged in the HOD water business were so small as to not be useful. In general, companies in the HOD water industry are either privately owned or part of large diversified conglomerates. Nestlé and Danone were not considered because HOD water is only a small part of their activities. Accordingly, Grant Samuel considered a number of different approaches on which to judge appropriate multiples for the Neverfail business.

[14] Based on forecast coolers of 113,700 as at 30 June 2003.

The following table sets out:

- multiples implied by the share prices (at 30 May 2003) of various listed companies engaged in the provision of services to corporates on the grounds that they serve a similar customer base and may be affect in similar ways by economic conditions;

- average multiples for various permutations of the S&P/ASX Small Companies Index (based on analysis by Macquarie Equities Limited, April 2003) as Neverfail falls into this sector of the market; and

- multiples for CCA based on the share price at 30 May 2003.

Comparable Listed Company Multiples

	Year end 30 June					
	EBITDA Multiples		EBITA Multiples		PE Multiples	
	2003	2004	2003	2004	2003	2004
Cabcharge Australia Limited	8.0	7.4	9.6	8.9	15.9	15.0
Corporate Express Limited	9.9	8.7	10.8	9.5	15.5	13.3
Programmed Maintenance Services Limited	6.4	6.0	8.3	7.6	10.5	9.7
Spotless Group Limited	7.5	7.3	9.7	9.4	11.2	10.6
Tempo Services Limited	7.2	6.5	9.8	8.5	13.3	12.1
Small Companies Index – Emerging Leaders – ex Financials	6.6	6.2	9.2	8.4	12.0	10.2
Small Companies Index – All Companies – ex Financials	8.3	7.9	11.8	11.1	16.0	14.4
CCA (31 December)	8.8	8.1	11.7	10.7	15.6	13.8

These multiples are based on share prices and do not incorporate a premium for control.

The table indicates multiples in the range 6.4-9.9 times 2002/03 EBITDA for listed service companies. The averages for small companies as a group also fall within this range. Corporate Express Limited ("Corporate Express") stands out as trading at much higher EBITDA multiples than the others. It is arguably the most similar to Neverfail (it sells office supplies to corporate customers) but it has an outstanding track record of growth over the last few years. Revenue has grown by more than 30% per annum since 1999 and EBITDA has grown by more than 50% per annum over the same period.

Apart from Corporate Express, the multiples implied by the valuation of Neverfail of 9.0 to 9.9 times 2002/03 normalised EBITDA and 12.0 to 13.2 times normalised 2002/03 EBITA are higher than these comparables. However, in Grant Samuel's opinion the extent of that premium is appropriate having regard to:

- the context of a change in control event (as opposed to share market trading of portfolio interests); and

- the growth prospects of Neverfail relative to the comparables.

CCA itself is trading at approximately 8.8 times EBITDA for the year ending 31 December 2003 and 11.7 times EBITA (excluding a premium for control). While the CCA and Neverfail businesses cannot be compared directly, it is indicative of multiples in the broader beverages industry and shows that the Neverfail value parameters are broadly in line with CCA's own value. CCA has announced that it expects the acquisition of Neverfail to be earnings per share accretive within the first full financial year (based on the $2.25 offer price).

4.4 Discounted Cash Flow Analysis

4.4.1 Overview

Neverfail has not prepared any detailed forecasts for 2003/04 or any period thereafter. However, Grant Samuel has, in any event, prepared a discounted cash flow analysis of Neverfail based on a 10 year financial model from 1 July 2003 to 30 June 2013 ("the 10 Year Model"). A "base case" was developed in conjunction with Neverfail management and the assumptions that were input into the model were reviewed by Neverfail management to ensure that they were reasonable.

The analysis results in a net present value for the base case of $319.7 million which falls within the valuation range of $300-330 million and which equates to a value per share of $2.69. Given the inherent uncertainty about any long term projections and resultant discounted cash flow analysis coupled with the absence of detailed forecasts by Neverfail the discounted cash flow and sensitivity analysis should be treated with considerable caution. The appearance of precision can be misleading. Discounted cash flow and sensitivity analysis provides a framework for estimating value but does not substitute for the commercial judgements that must be applied when valuing businesses or companies.

The 10 Year Model is not set out in this report at the request of Neverfail on the basis of commercial sensitivity.

4.4.2 Assumptions Underlying the Financial Model

The key operating assumptions in the 10 Year Model are summarised below:

General

- inflation of 2.5% per annum;
- the corporate taxation rate is 30% and there is no change in taxation legislation that has a material impact on Neverfail's results; and
- no significant changes in legislation, or in the policies and procedures of the regulators, and resolution of outstanding issues in a manner consistent with Neverfail's expectations.

Revenue

The 10 Year Model calculates revenues by business segment based on either a combination of factors such as pricing assumptions, growth in customer numbers, churn, and the change in the customer mix or growth in revenue from the prior year. For example water revenue comprises:

- cooler water revenues, which are driven by pricing assumptions, the mix of 11 litre bottle customers who use the *Homespring* coolers compared to the 15 litre bottle customers who use upstanding coolers, growth in customer numbers and churn in cooler customers as well as the average annual consumption by customer type; and
- other water revenue, including water only revenues, third party generated water sales and service station generated water sales.

Cooler water prices are assumed to rise with inflation. Over the past two years Neverfail has successfully increased its prices with limited negative impact. As a result future price increases particularly, if only at inflationary levels, are expected to be achievable. Cooler rental is assumed to remain constant in nominal terms (ie. a real decline).

Despite Neverfail already holding a 65% share in the HOD water segment, significant growth in cooler customers is still expected to be achievable due to the low penetration rate

in the HOD segment in Australia, currently estimated at less than 13% (and less than 1% in the residential sector)[15]. The model assumes gross signings of 35,000 in 2003/04 with the number of signings in the main 15 litre category growing at 4% for five years and then 2% for the remainder of the 10 Year Model (a higher growth rate is assumed for the 11 litre category reflecting Neverfail's current strategy of targeting selective residential customers).

Cooler customer churn is assumed to decrease from around 26% per annum in 2003/04 (based on beginning of the year cooler customers) over the next four years before stabilising at 24% for the remainder of the 10 Year Model. Neverfail considers this to be achievable due to a number of factors including increasing credit card based automatic payment arrangements, more selective marketing and targeting of new customers, increased product offerings, better data capturing capabilities allowing it to better meet customer needs and continuation of the recent trend in declining churn rates.

The net effect is that average customers grows at rates of 5-6% per annum until 2011 and then at rates slightly under 5%. These rates can be regarded as conservative compared to recent historical growth rates and are in line with the growth rates forecast for more mature markets such as the United States (at 5-6%).

While there are valid reasons for the lower level of penetration of bulk-bottled water in Australia such as relatively good municipal water across most states, there is evidence to suggest that there is still scope for improvement in penetration from current levels as consumers become more health conscious. Relative to penetration levels in the United States of 30% for commercial customers, Australia's penetration of 13% for commercial customers (the majority of Neverfail's customers) suggests significant scope for growth.

Other assumptions related to revenue include:

- revenues generated by the sale of bottled water through service stations remain flat. This business has largely been a remnant of the Aqua Vital acquisition. While opportunities to exploit this distribution channel have been investigated, the net impact of any opportunity has not been accurately quantified by Neverfail; and

- growth in third party distribution revenue of 10% per annum in the short term, gradually decreasing over the residual forecast period, reflecting Neverfail's priority to significantly expand its presence in regional Australia via contracting agents to distribute Neverfail's products.

No revenue is assumed from exports of the *Homespring* cooler or from the initiatives in relation to packaged water.

Operating Costs

The key assumptions relating to operating costs are:

- cooler rental and cooler water unit costs decrease in 2003/04 after adjusting for non recurring costs in 2002/03 (such as development costs associated with the *Homespring* cooler) before increasing at a rate in line with increasing cooler customers (in relation to cooler rental costs), bottle usage (in relation to cooler water costs) and inflation;

- other water costs are assumed to increase in line with inflation on a per bottle basis;

- other costs associated with water related retail products such as consumer packs, cups and crocks and stands are calculated as a percentage of revenue (by business segment);

[15] Estimated by Neverfail management.

- distribution costs are based on the per bottle rate under the new distribution agreement and increase in line with increases in sales prices of bottles increases (at 23% of the dollar value of any price increase). This reflects the contracts put in place as part of the initiative to transfer to third party distributors;
- administrative and head office expenses increase at the rate of inflation and are then indexed by a proportion of the growth in average cooler customers. The proportional increase in these costs reflects the economies of scale that should be achievable in these functions;
- information technology costs are calculated as a percentage of revenue over the period of the model; and
- marketing costs are a function of the number of gross new cooler customers. In addition, unit marketing costs are also expected to jump slightly every few years reflecting the increasing difficulty in attracting and retaining new cooler customers. New marketing strategies may be required as existing marketing initiatives may no longer be sufficient to generate the required growth. Increases in marketing costs per new customer is not uncommon in a growing business, particularly if the business has shown long periods of consistent growth.

Overall costs excluding depreciation remain steady as a percentage of revenue over the period of the model.

Capital Costs

The key assumptions relating to capital costs are:

- capital expenditure is assumed to increase steadily over the 10 Year Model period, but remain at broadly the same percentage of revenues over the period. The average compound annual growth in capital expenditure over the 10 Year Model period is 6.7%, which is consistent with revenue and EBITDA growth and the general growth of the business;
- the major capital expenditure items are the acquisition costs of coolers and water bottles. The cost of coolers and water bottles are forecast to remain flat with no inflationary impact, reflecting the lowering cost of acquisition in real terms; and
- with the exception of a minor upgrade to the South Australian bottling plant, which is forecast to cost approximately $0.8 million in 2004/05, there are no other planned major capital expenditure items. Water bottling plants are currently operating at 60% utilisation.

Outcome

The overall outcome is that EBITDA grows at rates of around 7% per annum until 2008/09 and then growth reduces over time to 4% in 2012/13. Grant Samuel regards these growth rates as realistic for valuation purposes.

4.4.3 Valuation Parameters

The net present value of projected cash flows has been calculated using the following parameters:

- a discount rate of 10%. This rate represents a nominal after tax weighted average cost of capital and was applied to nominal ungeared after tax cash flows for the business. The after tax weighted average cost of capital for Neverfail has been determined by applying the following formula:

$$WACC = \left(Re \times \frac{E}{V}\right) + \left(Rd \times (1-t) \times \frac{D}{V}\right)$$

Where

$\frac{E}{V}$ = proportion of equity

$\frac{D}{V}$ = proportion of debt

Re = cost of equity

Rd = cost of debt

t = the corporate tax rate

The debt/equity mix has been estimated as 85% equity and 15% debt in line with Neverfail's long term target debt/equity mix. A cost of equity of 10.4% has been derived using the capital asset pricing model which, in turn, is based on the following assumptions:

- a risk free rate of 5.0%[16];
- a market risk premium of 6%. Grant Samuel believes this figure is within the range of generally accepted figures of long term market risk premiums in the Australian capital market; and
- a beta factor of 0.9. This beta factor is the mid point of beta factor measured by Bloomberg of 1.0 against the Australian sharemarket and 0.8 as measured against the Morgan Stanley Capital Index. This beta is greater than the betas of CCA, Nestlé and Danone.

A cost of debt of 7.0% has been adopted, representing a margin of approximately 2.0% over the risk free rate and a corporate tax of 30% has been applied.

The calculated rate of 9.6% has been rounded to 10%; and

- a terminal value at 30 June 2013 has been calculated using a multiple of 15.4 times forecast 2013/14 ungeared after tax cash flow[17]. The multiple of 15.4 times is based on the discount rate of 10% and a perpetual growth rate from 2013 of 3.5% (ie. approximately 1% real growth). The terminal value corresponds to an EBITDA multiple of 7.5 times.

[16] Approximates the yield to maturity on 10 year Australian Government bonds prevailing during April and May 2003.

[17] Ungeared after tax cash flow is defined as EBITDA adjusted for movements in working capital, tax paid and capital expenditure.

4.4.4 Sensitivity Analysis

The impact on net present value of changes in key assumptions has also been tested. The analysis is summarised below:

Neverfail – Sensitivity Analysis				
	Change in Valuation Parameter	Net Present Value $ millions	Change in Net Present Value $ millions	%
Net present value based on operating assumptions in the model		319.7		
Variations to the assumptions:				
Discount rate	11.0%	277.0	(42.7)	-13.4
	9.0%	378.1	58.4	+18.3
Perpetual growth rate	2.5%	294.6	(25.1)	-7.9
	4.5%	353.9	34.2	+10.7
Capital expenditure	10% lower each year	333.6	13.9	+4.3
	10% higher each year	305.8	(13.9)	-4.3
Gross signing of new cooler customers	5,000 customers lower in 2003/04	302.5	(17.2)	-5.4
	5,000 customers higher in 2003/04	348.9	29.2	+9.1
Annual cooler customer churn	1% higher each year	309.4	(10.3)	-3.2
	1% lower each year	330.5	10.8	+3.4

The scenarios analysed are arbitrary but reflect concerns that potential buyers of the business would have. The scenarios analysed do not, and do not purport to, represent possible best and worst case scenarios that Neverfail could face. They are simply theoretical indicators of the sensitivities of the 10 Year Model. These scenarios are indicative of the wide range of potential outcomes that could be faced by Neverfail and more extreme outcomes are quite conceivable. Moreover, the 10 Year Model is essentially static in nature and cannot adequately reflect the potential for changes in multiple variables. The net present values are very sensitive to small changes in variables and small changes in a number of variables can result in substantial changes in net present value.

The sensitivity analysis in the above table indicates the following:

- the value is extremely sensitive to the discount rates. Estimation of discount rates involves a substantial element of professional judgement;
- the value is also very sensitive to the terminal value multiple. It is not possible to precisely determine growth rates in perpetuity. The various terminal value multiples correspond to the following EBITDA multiples:

Neverfail – Terminal Value Parameters		
Perpetual Growth	Ungeared after Tax Cash Flow Multiple	Implied EBITDA Multiple
2.5%	13.3	6.5
3.5%	15.4	7.5
4.5%	18.2	8.8

While the perpetual growth rate of 3.5% appears low, it reflects the increasing difficulty of attracting new customers after the business has shown continual growth over a long period. Each additional customer becomes more difficult to attain after Neverfail reaches a certain size and market presence. Positive growth of the same magnitude that Neverfail is currently enjoying is unlikely to still be present in 2013. Competition is likely to increase over time as competitors attempt to draw on the

strong margins that Neverfail has generated and is expected to continue to generate. As a result, growth in ungeared after tax cash flows will slow down over time; and

- the net present value does not appear to be particularly sensitive to changes in capital expenditure, nor annual cooler customer churn.

There are possible scenarios that are more positive than the 10 Year Model. However, in the present circumstances Grant Samuel does not believe they are likely to be relevant for valuation purposes.

4.5 Other Items

4.5.1 Net Borrowings

As at 30 April 2003, Neverfail had net borrowings of $65.4 million.

4.5.2 Other Assets and Liabilities

Other assets and liabilities comprise:

- cash of $1.8 million received from the exercise of 0.9 million options which occurred subsequent to 30 April 2003;
- proceeds to be received from the sale of Neverfail's Thornleigh site. Neverfail will receive $2.5 million prior to 30 June 2003 and $0.7 million in the following year. Grant Samuel has included an amount of $3.0 million (to reflect the deferral of part of the proceeds);
- cash received from the exercise of the "in the money" options still outstanding of $6.3 million;
- employee loans of $0.3 million; and
- a working capital adjustment of $1.5-2.0 million to reflect a number of debtors outside the ordinary course of business (distributorship sales, sale of *Homespring* rights) which will be collected prior to 30 June 2003.

4.5.3 Litigation

No allowance has been included for:

- potential recoveries from the supplier in relation to the bottle cracking problem in Western Australia; or
- costs and damages relating to the claim by Wet Distribution Pty Limited in relation to the supply of tainted water by Piccadilly prior to Neverfail's purchase. Neverfail expects to recover any loss from the previous owners of Piccadilly.

5 Evaluation of the CCA Offer

5.1 The CCA Offer is not Fair

The CCA Offer is $2.25 cash per Neverfail share. The offer is below Grant Samuel's valuation range for Neverfail of $2.49-2.80 per share. Accordingly, the CCA Offer is not fair.

The valuation reflects Grant Samuel's views about the performance and growth potential of the Neverfail business and the value of its leadership position in the Australian HOD water industry. The implied multiples are below those that have been paid in recent international acquisitions in the HOD industry reflecting differences between those markets and Australia. The multiples are above those applying to most other comparably sized listed service companies and the value represents a substantial premium over the pre-bid share price of Neverfail (35% at the low end of the value range). However:

- the value of Neverfail includes a premium for control (premiums of 35% are not uncommon) and the share prices of listed companies do not; and
- the share price was close to historical lows and had arguably been oversold in this market.

In Grant Samuel's opinion, the implied multiples of EBITDA and EBITA (which are virtually historical multiples) are not excessive for a company with the reasonably solid (but not spectacular) growth expectations of Neverfail, particularly in a context where shareholders are selling control.

Neverfail released revised forecasts for the year ending 30 June 2003 on 26 May 2003. The net profit of $11 million was well below analysts' forecasts of $12 million or more. There was considerable negative reaction to this shortfall in both analyst and media commentary. The share price fell to below $2.35 and there was some questioning of the value of Neverfail.

The reaction is understandable and, in part, is probably attributable to excessive optimism at the half year coupled with problems in the second half from poor implementation of certain changes in the business. Clearly, Neverfail is perceived not to have delivered on promised growth and there is now a need to restore credibility with investors. However, focus on this aspect tends to obscure the fact that:

- the performance for the year (admittedly with a relatively poor second half) shows strong growth with:
  - EBITDA and EBITA up 15%;
  - earnings per share (before amortisation) up 12%; and
  - net profit before tax and amortisation up 21.5%.
- the EBITDA result for the year of $32.4 million compares to analysts' forecasts of $32.8-34.0 million with a median of $33.7 million[18]. It is therefore only approximately $1.3 million, or 4%, below analysts' forecasts;
- the Neverfail business shows remarkably consistent performance in areas such as:
  - new customer signings;
  - revenue and expense patterns; and
  - earnings margins (as a proportion of sales and per customer).

[18] Source: Reuters Research Inc (Multex Global Estimates) as at 15 May 2003.

This can be seen from the tables set out in Section 3.5;

- operating cash flow and net cash flow generation is improving, with capital expenditure down from the peaks of 2001 and 2002 to sustainable levels of around $10 million per annum. Operating cash flow will approach $20 million in the year ending 30 June 2003;
- the problems that afflicted the second half (impact of Sydney relocation, distributor restructuring and bottle odour problem) have now been largely resolved; and
- the attractive growth dynamics for the bottled water industry remain in place.

5.2 The CCA Offer is not Reasonable

In some takeovers there are circumstances that suggest that, while an offer is not fair, it is nevertheless reasonable, and shareholders would be justified in accepting it. In Grant Samuel's view such circumstances do not apply in the case of the CCA Offer:

- there is a realistic prospect of receiving a higher offer;
- the CCA Offer represents a premium to the pre-offer Neverfail share price that is at the low end of premiums typically paid in successful takeover offers;
- at the date of this report shareholders could realise superior value by selling on market rather than accepting the CCA Offer; and
- there are significant synergy benefits that are likely to be available to CCA.

In Grant Samuel's view, there is a realistic prospect that a higher offer will be made to Neverfail shareholders, either by CCA or by an alternative bidder. Given the relatively low premium implied by the CCA Offer, the strategic value to CCA of a successful acquisition and the level of synergies available to CCA it is not unreasonable to expect that, despite the downwards revision of the 2002/03 forecast, CCA would be prepared to increase its offer price to secure control of Neverfail, if it receives minimal acceptances of its initial offer. The prospects of such a higher offer would obviously be diminished if CCA was to secure significant acceptances of its current offer.

Neverfail should also be attractive to other acquirers, particularly major participants in the international bottled water industry and other parties, notwithstanding the limitations of the Australian market. There are some factors that may make it more difficult to secure an alternative offer:

- many of the likely buyers are based offshore (at least in relation to the relevant business unit). Remoteness always slows decision making. The timeframe to respond (depending on whether or not CCA extends its offer) is relatively limited. In this context, it will be in shareholders' interests to ensure that alternative offerors have the maximum time to take action;
- for some alternative offerors, a counter bid will involve a very public auction process directly against a major competitor. This may or may not be a concern;
- CCA has an existing shareholding of 15%. This is sufficient to block compulsory acquisition (which may be important) if CCA decided not to accept any higher counter offer. For example, such a situation arose in Lion Nathan Limited's bids for Banksia Wines Limited (although there were particular circumstances in that case); and
- the likelihood of a counter bid is always affected by whether the timing currently conflicts with other priorities of the alternative offerors.

These issues should not be an impediment to a counter bidder convinced of the strategic importance of acquiring the Neverfail business. In the current circumstances, Neverfail represents a once only opportunity to acquire the clear leader in the Australian HOD water industry (with a 65% share). The next largest is Palm Springs with a 25% share. CCA is the leader in retail bottled water in Australia and The Coca-Cola Company and its bottlers are major participants globally. The acquisition of Neverfail represents a significant strategic move into a new distribution channel and is possibly a precursor to a similar move internationally. Moreover, if CCA is successful in acquiring Neverfail, it is unlikely that any repeat opportunity in Australia would be available to other industry operators for a considerable period. There is no other comparable point of entry into the Australian HOD water industry. No other target offers the same quality of business as Neverfail. A start up is possible but it has significant drawbacks. Nevertheless, it is possible that no counter bid will arise.

The offer price of $2.25 represents a premium to the Neverfail share price immediately prior to the announcement of the CCA Offer ($1.85) of 22%. The premium is similar if the Neverfail share price is measured as an average over a longer period of, say, 1 to 3 months prior to the announcement. A takeover premium at this level is at the low end of the premiums typically paid in successful takeover offers which are generally in the range 20-35% and have been materially higher in some cases.

In any event, as at the date of this report Neverfail shareholders could realise more than the CCA Offer price by selling their shares on market. Since the announcement of the CCA Offer, Neverfail shares have traded above $2.25. The closing price on 30 May was $2.31.

Accordingly, in Grant Samuel's opinion, the CCA offer is not reasonable.

At the same time, it needs to be recognised that rejection of the CCA Offer carries risks. Judgements regarding the likely price of Neverfail shares in the absence of the CCA Offer are subject to some uncertainty. It appears that trading in Neverfail shares subsequent to the announcement of the CCA Offer reflects an expectation that the offer price will be increased or that a counter bidder will come forward. If the CCA Offer lapses and no counter bidder emerges it is likely that the Neverfail share price would initially fall back towards pre bid levels, particularly in view of the shortfall in forecast 2002/03 earnings compared to market expectations.

On the other hand, Neverfail shares traded at prices above $2.25 as recently as December 2002. While equity markets are now weaker and there may be lower growth expectations for Neverfail (particularly after the revised profit forecast to 30 June 2003), it is not unrealistic to expect that, if the current short term growth expectations are met, Neverfail shares could trade at prices near to the CCA Offer in the foreseeable future. The Neverfail share price has been adversely affected by limited liquidity and this can have the opposite effect in a more favourable climate. Moreover, the share price may be supported by a market perception that CCA and others are interested in securing full control of Neverfail.

However, there can be no assurance that the share price would achieve these levels. Shareholders will be exposed to the future performance of Neverfail and the risk that it does not achieve its growth objectives. Shareholders will also be exposed to the vagaries of future equity market conditions.

5.3 Synergy Benefits

CCA is expected to be able to realise substantial synergies in acquiring Neverfail including:

- elimination of public listed company costs (directors' fees, listing fees etc.);
- reduction of senior management positions and other corporate administration costs;
- elimination of duplicated functions (eg. call centre management);

- the potential to utilise Neverfail brand in the retail channel for packaged bottled water (up to 2 litres) using CCA's existing distribution network;
- utilisation of Neverfail's production capacity for CCA's existing water products;
- utilisation of Neverfail's distribution network to sell CCA products; and
- cost savings through accessing CCA's scale in procurement, manufacturing, logistics and information technology.

CCA has not released any estimates of the benefits and their achievability is not certain. A detailed review will be undertaken by CCA following acquisition. Neverfail has estimated the benefits to be in the range $5-10 million per annum but they may be higher or lower.

It would appear that little of these synergy benefits are reflected in the offer price of $2.25. Grant Samuel's valuation excludes any consideration of synergy benefits (except for savings in public listed company costs which are available to all acquirers). This approach is consistent with general valuation practice where the valuation of a business normally:

- includes synergies (such as cost savings) that are likely to be available to several of the potential purchasers on the grounds that they are likely to be "paid away" in a competitive bidding process; and
- excludes synergies which are unique to a single acquirer on the grounds that even in a competitive bidding process there would be no need to pay more than a nominal amount greater than the next highest bidder.

The majority of the synergies are unique to CCA as the most likely interested parties do not generally have existing bottled water operations in Australia. Most would only save the public listed company costs although there would be strategic benefits such as enhancement of global platforms (for some acquirers). The benefits to CCA are therefore arguably greater than they are to any other potential acquirer. If the anticipated synergies exist, the value of Neverfail to CCA is materially higher than Grant Samuel's valuation of $2.49-2.80 per share.

The extent to which CCA deems it necessary to "pay away" (ie. pay Neverfail shareholders) for these unique benefits is essentially a question as to the relative bargaining position between CCA and Neverfail shareholders and whether or not any alternative offer arises. In the absence of a counter bidder, shareholders only leverage is to not accept the offer (recognising that this involves risks).

5.4 Shareholder Decision

The decision of each shareholder as to whether to accept the CCA Offer is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

6 Qualifications, Declarations and Consents

6.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructurings and financial matters generally), property advisory services and manages private equity and property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 270 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom(Hons) CA(NZ) FSIA, Atagun Bensan BSc(Hons) LLB and Alison Long BCom CFA CA. Each of the above persons has a significant number of years of experience in relevant corporate advisory matters and is an authorised representative of Grant Samuel pursuant to its Dealers Licence under Part 7.3 of the Corporations Act.

6.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the CCA Offer is fair and reasonable. Grant Samuel expressly disclaims any liability to any Neverfail shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

6.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Neverfail or CCA, that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the CCA Offer. Grant Samuel has previously been engaged by CCA to prepare the following independent expert's reports:

- in May 1998, Grant Samuel completed an independent expert's report in relation to a proposed restructuring of CCA and the acquisition of the bottling operations in South Korea and Italy; and

- in June 1997, Grant Samuel prepared an independent expert's report in relation to the acquisition of CCA and Coca-Cola Bottlers Philippines Inc by CCA.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the CCA Offer. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

6.4 Declarations

Neverfail has agreed that, Neverfail will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of

the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Neverfail has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Neverfail are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Neverfail and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

6.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the document to be sent to shareholders of Neverfail. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

6.6 Other

The accompanying letter dated 2 June 2003 and the Appendix form part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
2 June 2003

Grant Samuel & Associates

GRANT SAMUEL

Appendix 1

Comparable International Company Transaction Analysis

The following table sets out the data on selected international transactions in the home and office delivered ("HOD") water industry since 1999 for which data is available:

Comparable Transaction Analysis - Summary							
Date	Target	Acquirer	Consideration (million)	Historical Revenue Multiple	Historical EBITDA Multiple	EV/ Coolers (€)	EV/ Customers (€)
Feb 03	Clear Water	Nestlé SA	US$32.5	2.0	8.1	na	756
Feb 03	Powwow Limited	Nestlé SA	€560.0	4.7	>60.0	2,435	na
Dec 02	Sparkling Spring Water Holdings	Groupe Danone	€390.0	3.9	13.0	1,857	na
Oct 02	Chateaud'eau International	Groupe Danone	€220.0	4.4	24.4	1,679	3,548
Jul 02	Saint Springs	Nestlé SA	US$50.0	1.4	na	na	2,493
Feb 02	Rent A Cooler	Eden Springs	DKK220.0	1.6	na	na	789
Dec 01	Aqua Cool Pure Bottled Water	Nestlé SA	US$220.0	3.1	13.8	1,526	na
Dec 00	Black Mountain Spring Water Inc	Nestlé SA	US$70.2[1]	1.9	na	na	na
Dec 00	Aquarius Water Company Limited	Groupe Danone	US$43.0	2.1	na	na	na
Jan 00	McKesson Water Product Company	Groupe Danone	US$870.0	2.3	10.4	approx 1,300	na
Apr 99	Great Pines Water Company Inc	Suntory Water Group Inc	US$18.7	2.0	15.3	482	615

Source: Company Announcements, Annual Reports, IRESS, Bloomberg, Zenith International Ltd
Note: EV/Coolers and EV/Customers have been converted into Euros for comparative purposes.

Nestlé acquisition of the Clear Water group

On 19 February 2003, Nestlé S.A. ("Nestlé") announced that it had acquired 100% of the Clear Water group ("Clear Water"). Clear Water is the leader in the HOD segment in Russia and is understood to represent more than half the industry. Clear Water has sales of approximately €15 million and 40,000 clients in the greater Moscow area but has the capacity to supply up to 120,000 clients. Combined with its previous purchase of Saint Springs in July 2002, Nestlé became the clear market leader in Russia. The consideration paid for Clear Water was not disclosed although press speculation suggests a price of US$25-40 million. Grant Samuel has used the mid point of US$32.5 million for the multiples. Nestlé expects growth of 30% plus from the Russian market.

Nestlé acquisition of Powwow Limited from Hutchison Whampoa Limited

On 4 February 2003, Nestlé announced it had acquired Powwow Limited ("Powwow") from Hutchison Whampoa's subsidiary A.S. Watson. Powwow is one of the leading HOD water companies in Europe with operations in France, Germany, United Kingdom, the Netherlands, Denmark, Italy and Portugal. Powwow commenced operations in 1998 growing by acquisition and organic growth. Powwow generated sales revenue of €120 million for the year ended 31 December 2002 but was understood to be barely profitable even at the EBITDA level (due to its relatively early stage of development). Nestlé paid a total purchase price of €560 million. The Powwow acquisition enabled Nestlé to significantly increase its presence in Europe and build a true pan European presence in the HOD segment and to maintain its market leading position. Synergies were also expected to be generated in the countries that Nestlé already had operations and there was believed to be substantial scope to improve profitability.

[1] Estimate provided by Bank Vontobel

Group Danone acquisition of Sparking Spring Water Holdings Limited

On 12 November 2002, Groupe Danone ("Danone") announced the acquisition of Sparkling Spring Water Holdings Limited ("Sparkling Springs"). Founded in Canada in 1992, Sparkling Springs had developed leading positions in Canada (No. 2), United Kingdom (No. 3), the United States (No. 1 in Pacific North West) and the Netherlands (No. 3). Sparkling Springs owns approximately 210,000 coolers and is one of the top five HOD companies in the world. The consideration paid by Danone has been estimated to be €390 million. The acquisition consolidates Danone's position in the United States (where it was already strong on the West Coast and Texas), Canada (following the acquisition of Patrimoine des Eaux du Quebec it held No. 1 in Quebec and Ontario and Sparkling Springs completed the geographic coverage) and the United Kingdom (where it had just acquired Chateaud'eau).

Groupe Danone acquisition of Chateaud'eau International from Suez Group

On 9 October 2002, Danone announced it would acquire Chateaud'eau International ("Chateaud'eau") for a consideration of €220 million. Chateaud'eau is the French market leader with 28% of the market. It also has strong positions in Italy (No. 2), Spain (No. 3) and the United Kingdom. Chateaud'eau supplies 62,000 customers and operates nearly 150,000 coolers. This acquisition represented Danone's entry into the European HOD industry, which is one of the fastest growing regions in the world.

Nestlé acquisition of Saint Springs

On 16 July 2002, Nestlé announced the acquisition of Saint Springs in Russia for an estimated US$50 million. Saint Springs sold 108 million litres of bottled water in 2001. 75% of its sales are in retail water with only 25% in the HOD sector. At an estimated 8 litres per capita annually, bottled water consumption in Russia remains among the lowest in Europe. Nestlé believe that the markets growth prospects could exceed 20% per year. The acquisition gave Nestlé a foothold in Europe's most populous country.

Eden Springs acquisition of Rent A Cooler

On 14 February 2002, Carlsberg Breweries AS ("Carlsberg") announced that it would sell its Rent A Cooler companies in Sweden, Norway, Estonia, Latvia and Lithuania to Eden Springs for a consideration of DKK$220 million. Rent A Cooler began operations in 1988 and has developed into a leading brand in the HOD market. Rent A Cooler owned two water springs and had approximately 35,000 customers. The Danish operation was not included in the sale and Carlsberg continues to operate the business.

Nestlé acquisition of Aqua Cool from Ionics Inc

On 3 December 2001, Nestlé announced that it would acquire the Aqua Cool pure bottled water operations ("Aqua Cool") from Ionics Inc. Nestlé paid a total consideration of US$220 million for the HOD operations in the United States, the United Kingdom and France. Aqua Cool had approximately 2% of the HOD market in the United States, 18% in the United Kingdom and 7% in France. In the United States, Aqua Cool had over 80,000 customers located primarily in the Northeast and Mid Atlantic regions strengthening Nestlé's No.1 position in the HOD industry in the United States and giving it a substantial boost in Europe.

Nestlé acquisition of Black Mountain Spring Water Inc from McKesson Corporation

On 11 December 2000, Nestlé announced that it would acquire the United States bottler Black Mountain Spring Water Inc ("Black Mountain") for an undisclosed sum. Analysts have estimated the consideration to be approximately US$70 million. Black Mountain is based in Northern California and has 276 employees. Black Mountain was expected to have sales of US$37 million for year ended 31 December 2000.

Danone acquisition of Aquarius Water Company Limited

On 6 December 2000, Danone announced it would acquire 50% of Aquarius Water Company Limited ("Aquarius") for US$21.7 million. Aquarius is the largest HOD company in China and is based in

Shanghai (where it has a 55% market share). The company has 650,000 customers and serves its customers through direct delivery and on-line through the Internet. Danone also acquired a 10% minority stake in Shanghai Aquarius Online Sales Company Limited, which sells Aquarius water and was anticipated to sell other Danone products in the future in China.

Danone acquisition of McKesson Water Products Company

On 11 January 2000, Danone announced the acquisition of the mineral water business of McKesson Corporation, McKesson Water Products Company (McKesson Water") in the United States. McKesson primarily focuses on the HOD segment which generated 80% of its sales. The remaining sales were derived from retail channels. McKesson Water was the third leading bottled water company in the United States with a well recognised portfolio of brands including Sparkletts, Alhambra and Crystal and a market share estimated at slightly under 10%. McKesson Water operated 14 production facilities throughout the United States and marketed bottled water in 30 states. It was particularly strong in California and Texas. McKesson Water has 650,000 cooler customers, of which 40% were offices. Danone paid US$1.1 billion in cash for the business of which US$230 million represented future tax savings for Danone. The acquisition represented Danone's entry into the United States HOD water industry and took it immediately to a leading market position. It also moved Danone to No.2 in the total bottled water market in the United States. Merrill Lynch forecast synergy benefits of more than US$15 million.

Suntory Water Group Inc acquisition of Great Pines Water Company Inc

On 1 April 1999, Suntory Water Group Inc ("Suntory"), the second largest bottled water company in the United States, announced the acquisition of a controlling interest in Great Pines Water Company Inc ("Great Pines") through the purchase of 67% of the company's stock from its principal shareholders. Great Pines offered three types of water, spring water, drinking water and purified water to commercial and residential customers in the greater Houston and Dallas – Fort Worth areas. The transaction valued Great Pines at an enterprise value of US$18.7 million. Through the acquisition, Suntory extended its presence in the Texas HOD market.

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Neverfail

Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120

For release: 2 May 2003

NEVERFAIL SPRINGWATER LTD
UPDATE ON OFFER FROM COCA-COLA AMATIL LTD

BOARD URGES SHAREHOLDERS TO TAKE NO ACTION UNTIL FURTHER NOTICE

Neverfail Springwater Limited ("Neverfail") received on Tuesday, 29 April 2003, an unsolicited takeover offer for 100% of Neverfail from Coca-Cola Amatil Limited (CCA), at $2.25 per Neverfail share.

Neverfail share price (as at close of trading on 1 May 2003) was $2.48.

As foreshadowed in the announcement to the market of 29 April 2003, the Board of Neverfail has met to formally consider the offer received.

The Board confirmed its preliminary views that the CCA offer is inadequate and undervalues the Company, and accordingly has resolved to develop an approach to this situation which will seek to maximise value for shareholders. To this end, the Board will pursue all options, which may involve the active solicitation of rival bids for the Company.

The Board considers that the CCA offer:

* is inconsistent with the premium multiples that comparable bottled water businesses have achieved globally;
* ignores the unique domestic and regional strategic opportunity that Neverfail represents to major international players;
* offers no value for the substantial synergies available to CCA;
* does not fully value the leadership position of Neverfail in a growing category;
* fails to recognise the attractive economic fundamentals of Neverfail's business; and
* opportunistically capitalises on a near record low-point in the Neverfail share price, given that the volume weighted average price of Neverfail shares for the 12 months prior to the CCA offer was $2.22.

The Board therefore confirms its earlier position of advising shareholders not to sell their shares at this stage, and await further information from the Company. A detailed response and director's recommendation will be set out in the Company's Target Statement.

Other outcomes from the Board's meeting are:

* The Board has authorised a Board sub-committee to consider the CCA offer and any other offers that may be received, administer the day-to-day running of this situation, and keep the market fully informed of any material developments.
* The Board has appointed advisers as follows:
  - o Carnegie, Wylie & Company - financial advisers;
  - o Mallesons Stephen Jaques - legal advisers; and
  - o Richmond Muldoon - communications advisers.

For further information, contact:
Eytan Uliel
Carnegie Wylie & Company
03 9671 3600

5 UU / 6

COCA-COLA AMATIL


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C. 155 SECTION

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

5 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited - Takeover Bid for Neverfail Springwater Limited

We refer to CCA's offers for shares in Neverfail pursuant to the above takeover bid.

CCA has today extended the offer period in respect of the offers from 13 June 2003 to 20 June 2003 unless extended or withdrawn as permitted by the terms of the offers.

We attach a copy of the Notice of Variation of Offers under section 650D of the *Corporations Act (Cth).*

Neverfail shareholders who accept CCA's Offer will be paid within 7 days after the later of the date the Offer becomes unconditional and the date they accept the Offer.

We also attach, in accordance with section 630(5) of the *Corporations Act 2001 (Cth)*, a Notice of New Date for Giving Notice of Status of Defeating Conditions, pursuant to section 630(2) of that Act.

Pursuant to ASX Listing Rule 3.2, CCA notes:

- CCA and its associates had a relevant interest in 14.85% of shares in Neverfail when the first of the offers was made; and
- CCA and its associates had a relevant interest in 14.86% of shares in Neverfail at the date of the extension to which the attached Notice of Variation of Offers relates.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

To: 1. **Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail")**

2. **Everyone to whom Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") made offers dated 13 May 2003 to acquire shares in Neverfail ("Offers")**

CCA hereby gives notice under section 650D of the Corporations Act that it varies the Offers by extending the period during which the Offers will remain open for acceptance by 7 days so that the Offers are now scheduled to close at 7:00pm (Sydney time) on 20 June 2003.

The Offers, as set out in section 5 of the bidder's statement relating to the Offers dated 29 April 2003, are amended by replacing the first paragraph of section 5.5 of that bidder's statement with the following:

> "Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 20 June 2003".

The Offers are also amended by replacing all references to "13 June 2003" in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "20 June 2003".

Dated: **5 June 2003**

Approved by a resolution passed by the directors of Coca-Cola Amatil Limited.

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission on 5 June 2003. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

Notice under Section 630(2) of the Corporations Act

NEW DATE FOR GIVING NOTICE OF STATUS OF CONDITIONS

Coca-Cola Amatil Limited ABN 26 004 139 397 - Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited (**"CCA"**) hereby gives notice under section 630(2) of the Corporations Act 2001 (Cth) that the offers dated 13 May 2003 for shares in Neverfail Springwater Limited (**"Offers"**) have been varied by extending the Offer Period so that the Offer Period is now scheduled to close at 7.00pm (Sydney time) on 20 June 2003 and that:

(a) the new date for giving the notice of the status of conditions referred to in section 630 of the Corporations Act is 13 June 2003;

(b) the Offers are not free from any of the conditions referred to in section 5.4(a) of the bidder's statement in relation to the Offers;

(c) so far as CCA knows, the conditions referred to in section 5.4(a) of the bidder's statement in relation to the Offers were not fulfilled on the date this notice is given; and

(d) CCA's voting power in Neverfail is 14.86%.

Dated: 5 June 2003

Signed for CCA

Signature of David Wylie
Secretary, CCA